   As filed with the Securities and Exchange Commission on September 29, 1997
                                                     Registration No. 333-______
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                _______________
                                   FORM SB-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                                _______________
                         MOUNTAIN BANK HOLDING COMPANY
                 (Name of small business issuer in its charter)

          WASHINGTON                             6712                        91-1602736
(State or other jurisdiction of       (Primary standard industrial        (I.R.S. employer
 incorporation or organization)       classification code number)         identification no.)

           501 Roosevelt, Enumclaw, Washington  98022  (360) 825-0100
(Address and telephone number of principal executive offices and principal place of business)

                                   __________

                                 ROY T. BROOKS
               Chairman of the Board and Chief Executive Officer
                                 501 Roosevelt
                          Enumclaw, Washington  98022
                                 (360) 825-0100
           (Name, address, and telephone number of agent for service)

                                  ___________

                          Copies of communications to:

                            STEPHEN M. KLEIN, ESQ.
                          WILLIAM E. BARTHOLDT, ESQ.
                              Graham & Dunn P.C.
                         1420 Fifth Avenue, 33rd Floor
                          Seattle, Washington  98101

                                  ___________

 Approximate date of commencement of proposed sale of securities to the public:
  As soon as practicable after this Registration Statement becomes effective.

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
                       1933 check the following box. [X]

                        CALCULATION OF REGISTRATION FEE

======================================================================================================
Title of Each                                     Proposed         Proposed Maximum      Amount of
Class of Securities            Amount Being       Offering Price   Aggregate             Registration
Being Registered               Registered         Per Share        Offering Price(1)     Fee
------------------------------------------------------------------------------------------------------
Common Stock                   100,000 shares     $12.50           $1,250,000            $378.79
======================================================================================================

(1) Estimated solely for purpose of determining registration fee pursuant to Rule 457(a).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         MOUNTAIN BANK HOLDING COMPANY

                             Cross Reference Sheet
                        Between Form SB-1 and Prospectus

          Registration Statement Item and Heading                             Location in Prospectus
          ---------------------------------------                             ----------------------
1.  Inside Front and Outside Back Cover Pages
    of Prospectus...............................................   Inside Front and Back Pages; Available Information;
                                                                   Table of Contents
2.  Significant Parties.........................................   Management
3.  Relationship with Issuer of Experts Named in
    Registration Statement......................................   Not Applicable
4.  Legal Proceedings...........................................   Not Applicable
5.  Changes in and Disagreements with Accountants...............   Not Applicable
6.  Disclosure of Commission Position on Indemnification
    for Securities Act Liabilities..............................   Indemnification

MODEL B ITEMS
-------------
1.  Cover Page..................................................   Front Cover Page
2.  Distribution Spread.........................................   Front Cover Page
3.  Summary Information, Risk Factors and Dilution..............   Prospectus Summary; Risk Factors; Dilution
4.  Plan of Distribution........................................   Prospectus Summary; Terms of the Offering
5.  Use of Proceeds to Issuer...................................   Prospectus Summary; Use of Proceeds
6.  Description of Business.....................................   Prospectus Summary; Business; Regulation and
                                                                   Supervision
7.  Description of Property.....................................   Business
8.  Directors, Executive Officers and Significant
    Employees...................................................   Management
9.  Remuneration of Directors and Officers......................   Management
10. Security Ownership of Management and Certain
    Securities Holders..........................................   Management
11. Interest of Management and Others in Certain
    Transactions................................................   Management;  Certain Transactions and
                                                                   Relationships
12. Securities Being Offering...................................   Front Cover Page; Prospectus Summary; Description
                                                                   of Securities

PART F/S
--------

1.  Financial Information Required in Prospectus................   Financial Statements

                         MOUNTAIN BANK HOLDING COMPANY

                                 501 Roosevelt
                              Enumclaw, WA  98022
                                 (360) 825-0100

                          A Maximum of 100,000 Shares
                         (No Minimum Number of Shares)
                          $1.00 Par Value Common Stock

     The 100,000 shares of common stock (the "Shares") being offered hereby are being sold by Mountain Bank Holding Company (the "Company") to existing Shareholders and the public (the "Offering") at an offering price of $12.50 per share. Commencing November 1, 1997, the Company will offer 70,630 Shares to existing shareholders ("Existing Shareholders") by offering each shareholder the right to purchase one Share for each 10 Shares owned of record on September 15, 1997 ("Allocated Shares"). The remaining 29,370 Shares will be offered at the same time to selected persons who are not presently shareholders of the Company ("New Shareholders") on a first come, first served basis. The exclusive offer to Existing Shareholders and New Shareholders will expire on November 30, 1997. If all Shares are not subscribed for by November 30, 1997, they will be offered to the general public, and to Existing Shareholders wishing to increase their stockholdings also on a first come, first served basis. The offering to the general public will expire on December 31, 1997, unless terminated earlier or unless extended by the Company. There is no minimum purchase for Existing Shareholders. The minimum purchase for New Shareholders and the general public is 100 Shares. No person will be permitted to purchase more than 2,500 Shares. COMPLETION OF THE OFFERING IS NOT CONDITIONED UPON RECEIVING A MINIMUM OFFERING AMOUNT. ONCE A SUBSCRIPTION HAS BEEN ACCEPTED BY THE COMPANY, IT CANNOT BE WITHDRAWN BY THE INVESTOR. See "Terms of the Offering."

     Although the Company is a public reporting company under the Securities Exchange Act of 1934, prior to this Offering there has been no public market for the Shares and there can be no assurance that an established market for such Shares will develop.

     INVESTMENT IN THE SECURITIES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR INFORMATION THAT SHOULD BE CONSIDERED BY EACH PROSPECTIVE INVESTOR.

     THE SECURITIES OFFERED BY MEANS OF THIS PROSPECTUS ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                        Price to      Underwriting Discounts   Proceeds to
                       Public (1)     and Commissions(2)       Company(3)
--------------------------------------------------------------------------------
Per Common Share         $12.50                $0                 $12.50
--------------------------------------------------------------------------------
Maximum Offering       $1,250,000              $0               $1,250,000
================================================================================

(1) The offering price for the Shares has been determined by the Company based solely upon its belief of the fair market value of the Shares, and not on any objective criteria.
(2) Neither an underwriter nor broker-dealer will be used in connection with the Offering; all Shares are being offered on a best-efforts basis by certain directors and executive officers of the Company and no commissions will be paid on sales. See "Terms of the Offering."
(3) Before deducting estimated expenses of the Offering of approximately $50,000, including registration fees, legal and accounting fees, printing and other miscellaneous expenses payable by the Company.

                The date of this Prospectus is October __, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission ("Commission"). Such reports and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, copies of the Registration Statement and related documents may be obtained through the Commission's Internet address at http://www.sec.gov.

     The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a registration statement on Form SB-1 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Shares, reference is made to the Registration Statement and exhibits filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and at the regional offices of the Commission at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY.........................................................    1

RISK FACTORS...............................................................    3

DIVIDEND POLICY............................................................    5

TERMS OF THE OFFERING......................................................    6

DILUTION...................................................................    8

USE OF PROCEEDS............................................................    8

BUSINESS...................................................................    8

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION..................   25

MANAGEMENT.................................................................   28

CERTAIN TRANSACTIONS AND RELATIONSHIPS.....................................   33

BANK SUPERVISION AND REGULATION............................................   34

DESCRIPTION OF SECURITIES..................................................   41

EXPERTS....................................................................   42

LEGAL MATTERS..............................................................   43

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.............................   43

INDEPENDENT AUDITOR'S REPORT...............................................  F-1

FINANCIAL STATEMENTS.......................................................  F-2

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all share amounts in this Prospectus have been adjusted to reflect a two-for-one stock split effected by the Company on February 17, 1995.

The Company

   Mountain Bank Holding Company (the "Company") is a Washington corporation formed in 1993 primarily to hold all of the Common Stock of Mt. Rainier National Bank, a national banking association organized under the laws of the United States. The Company, with consolidated total assets of approximately $67.4 million at June 30, 1997, is headquartered in Enumclaw, Washington. The Bank provides personal and commercial banking and related financial services at its main office located at 501 Roosevelt Avenue, Enumclaw, Washington, and at its branch office located in Buckley, Washington, at 29290 Highway 410. The Company has received approval from the Comptroller of the Currency to open an additional branch facility for the Bank in Black Diamond, Washington. The purchase of property located at 31329 Third Avenue in Black Diamond has been completed. The Company anticipates that the branch will open late in the fourth quarter of 1997.

   The Company presently has one subsidiary other than the Bank. That subsidiary is Mountain Real Estate Holdings, Inc., which was incorporated on March 10, 1994. The purpose of Mountain Real Estate Holdings, Inc. is to engage solely in the business of holding premises occupied or to be occupied by the Bank, together with fixed assets in conjunction with the premises occupied by the Bank.

   The Bank provides a full range of retail banking services, including (i) the acceptance of demand, savings and time deposits; (ii) the making of loans to consumers, businesses and other institutions; (iii) the investment of excess funds in the purchase of federal funds, U.S. government and agency obligations, and state, county and municipal bonds; and (iv) other miscellaneous financial services usually handled for customers by commercial banks.

Conditions of the Offering

   Completion of the Offering is not conditioned upon receiving a minimum Offering amount. There can be no assurance that the maximum offering of 100,000 shares will be attained. No escrow arrangements have been made with respect to the Offering. As a consequence, all subscription funds received and accepted by the Company will be retained. While no modification of the terms of the Offering are anticipated, in the event of any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment.
The purpose of the Offering is to raise capital to support the growth of the Company, including the anticipated opening of a new branch in Black Diamond,
Washington.   See "Use of Proceeds."

The Offering

Common Stock Offered.............  100,000 Shares

Common Stock to be Outstanding
 After the Offering..............  806,296 Shares

Minimum Subscription.............  New Shareholders and the general public must subscribe for a minimum of 100 Shares

Maximum Subscription.............  2,500 Shares

Price............................  $12.50 per Share

Use of Proceeds..................  To support the Company's growth, including expansion into Black Diamond, Washington. See
                                   "Use of Proceeds."

Special Factors to be Considered.  The securities offered involve certain risks.
                                   See "Risk Factors."

Plan of Distribution.  The Offering will be conducted in two stages:

     PHASE 1.  The first stage ("Phase 1") is an offer exclusively to
     -------
Existing Shareholders of the Company and to New Shareholders. The Company anticipates, subject to the filing and effectiveness of the Registration Statement, that Phase 1 will commence on or about November 1, 1997, and continue until November 30, 1997. Phase 1 of the Offering provides Existing Shareholders the right to purchase one Share for each 10 Shares owned of record on September 15, 1997 ("Allocated Shares"), for a total of 70,630 Shares. There is no minimum purchase for Existing Shareholders. Concurrent with the Offering to Existing Shareholders, New Shareholders will have the right to purchase a total of 29,370 Shares.

     PHASE 2.  If all Shares allocated to Existing Shareholders and New
     -------
Shareholders are not subscribed for, they will be offered to the general public, and to Existing Shareholders wishing to increase their stockholdings, commencing December 1, 1997 ("Phase 2"). No person (whether an Existing Shareholder or New Shareholder) will be permitted to purchase more than 2,500 Shares. Phase 2 of the Offering will expire on December 31,1997, at 5:00 p.m. local time unless sooner terminated or unless extended by the Company.

     EXCEPT FOR ALLOCATED SHARES OFFERED TO EXISTING SHAREHOLDERS IN PHASE 1,
     ------------------------------------------------------------------------
ALL SUBSCRIPTIONS WILL BE ACCEPTED BY THE COMPANY ON A FIRST COME, FIRST SERVED
-------------------------------------------------------------------------------
BASIS, AS THEY ARE RECEIVED BY THE COMPANY.  Shares will be marketed on a best
------------------------------------------
efforts basis through certain of the Company's executive officers and directors, none of whom will receive any commissions or other form of compensation in connection with such efforts. Subscriptions may be accepted or rejected in whole or in part by the Company for any reason. ONCE A SUBSCRIPTION HAS BEEN ACCEPTED BY THE COMPANY, IT CANNOT BE WITHDRAWN BY THE INVESTOR. There are no escrow arrangements with respect to this Offering. Accordingly, subscription funds received and accepted by the Company will be available for immediate use by the Company. See "Terms of the Offering."

                                  RISK FACTORS

          AN INVESTMENT IN THE SHARES BEING OFFERED INVOLVES CERTAIN RISKS. IN ADDITION TO THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS, ANYONE CONSIDERING AN INVESTMENT IN THE SHARES SHOULD READ AND CAREFULLY CONSIDER THE
FOLLOWING:

Changes in Government Regulation

          The Company and the Bank operate in a highly regulated environment and are subject to supervision by several governmental regulatory agencies, including the Office of the Comptroller of the Currency (the "Comptroller" or "OCC"), the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Federal Deposit Insurance Corporation ("FDIC"). The Company and the Bank are vulnerable to future legislation and government policy, including bank deregulation and interstate expansion, which could adversely affect the banking industry as a whole, including the operations of the Company and the Bank. Presently, significant attention is focused on changing the regulation of banks and the financial services industry. On September 29, 1994, President Clinton signed the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act"), which, among other things, permits interstate banking and branching subject to certain restrictions. Additionally, since June 1, 1997, the Interstate Act permits interstate bank mergers, subject to certain restrictions. The outcome, nature, timing, and effect upon the Company of any changes resulting from the Interstate Act or from other proposals before Congress cannot be predicted. See "Bank Supervision and Regulation."

Unpredictable Economic Conditions

          Commercial banks and other financial institutions are affected by economic and political conditions, both domestic and international, and by governmental monetary policies. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders and other factors beyond the control of the Company may adversely affect its profitability.

Lack of Dividends

          The Company has never paid a cash dividend, and does not anticipate paying a cash dividend in the foreseeable future. The Company expects to retain all earnings to provide capital for operation and expansion of its subsidiaries. Dividends, when and if paid, will be subject to determination and declaration by the Board of Directors, which will take into account the financial condition of the Bank and the Company, results of operations, tax considerations, industry standards, economic conditions and other factors. The ability of the Company to pay dividends in the future will depend primarily upon the earnings of the Bank and its ability to pay dividends to the Company. See "Dividend Policy" and "Bank Supervision and Regulation - Restrictions on Capital Distributions."

Uncertainty of Return on Investment

          No assurance can be given that a purchaser of the Shares will realize a substantial return on an investment, or any return at all. Further, as a result of the uncertainty and risks associated with the Company's operations as described in this "Risk Factors" section, it is possible that an investor could lose his or her entire investment.

Dilution

          Current holders of the Shares will suffer a dilution in their percentage interest in the outstanding Shares to the extent that they do not purchase sufficient Shares to maintain their proportionate interest in the equity of the Company. This dilution will impact each shareholder's voting rights and the amount of distributions, if any, received by shareholders from the Company. Additionally, purchasers in this Offering will experience an immediate dilution of their equity interest in the Company's common stock. See "Dilution."

Lack of Trading Market

          The Shares are not listed on any stock exchange and there is very little market activity in the stock. The Shares are not listed, traded or quoted on any securities exchange or in the over-the-counter market, and no dealer has committed to make or makes a market in the Shares, although isolated transactions between individuals occur from time to time. There can be no assurance that the Shares can be sold at a price equal to or greater than the subscription price, following completion of the Offering. See "Market for Common Equity and Related Stockholder Matters."

Restrictions on Change in Control

          As a Washington corporation, the Company is subject to various legislative acts set forth in the Washington Business Corporation Act, which impose certain restrictions and require certain procedures with respect to certain takeover offers and business combinations, including, but not limited to, combinations with interested shareholders and share repurchases from certain shareholders. See "Description of Securities -- Anti-Takeover Provisions." Provisions of the Company's Articles of Incorporation requiring a staggered board could be used to hinder or delay a takeover bid for the Company. Such provisions may inhibit takeover bids and decrease the chance of shareholders realizing a premium over market price for their Shares as a result of a takeover bid. See "Management."

Potential Adverse Impact of Changes in Interest Rates

          The Bank's profitability is dependent to a large extent upon net interest income, which is the difference between its interest income on interest-earning assets and interest expense on interest-bearing liabilities. The banking industry has in recent years experienced significant fluctuations in net interest income due to changing interest rates. The Bank will continue to be affected by changes in levels of interest rates and other economic factors beyond its control, particularly to the extent that such factors affect the overall volume of their lending and deposit activities. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. The Bank has a negative repricing gap within 12 months, which could materially adversely affect future earnings in the event of a rise in market interest rates. See "Business -- Asset and Liability Management."

Dependence on Local Economy

          The future success of the Company and the Bank is largely dependent on the general economic conditions of its primary service area, which is the city of Enumclaw and its environs, which include the communities of Buckley and Black Diamond. Any factors which adversely affect the economy of the Bank's primary service area could adversely affect the performance of the Company. While the Company's primary service area was primarily dependent upon agriculture a few years ago, there is currently a more diversified economic base which includes manufacturing, retail and wholesale establishments and personal and industrial services. There can be no assurance that a slowdown in the economy as a result of market conditions would not have an adverse impact on the business of the Company. See "Business -- Market Area and Competition."

Loan Concentration

          The Bank's loan portfolio is concentrated in agriculture, dairy and construction lending. "Loan concentrations" are categories of loans that exceed 25% of the Bank's capital structure and loan loss allowance. Although the Company does not believe that the loan concentrations currently pose an undue risk, the concentration in real estate construction loans could present risk in the event of a downturn in the local economy. See "Business - Lending Activities."

Dependence on Management

          The Company and the Bank are, and for the foreseeable future will be, dependent upon the services of Roy T. Brooks, Chairman of the Board and CEO of the Company, and Steve W. Moergeli, President and CEO of the Bank, and the experienced management team they have assembled. The loss of Mr. Brooks or Mr. Moergeli, if not replaced shortly with equally competent persons, could have an adverse effect on the Company and the Bank. Neither the Company nor the bank has entered into an employment agreement with any of its employees. The Bank will be required to continue to attract and retain qualified persons to be successful in the competitive banking market.

Offering Price

          The offering price of $12.50 per Share has been established by the Company solely based upon its belief of the fair market value of the Shares.
The offering price of $12.50 represents a multiple of 1.6 times the book value of the Shares, as of June 30, 1997. See the "Consolidated Balance Sheets" in the Financial Statements. No independent investment banking firm or securities dealer has been retained to assist in the valuation of the Shares offered hereby or in the determination of the offering price.

Existence of Competition in the Company's Market Area

          Commercial banking is a highly competitive business. The Company and the Bank compete with other commercial banks, savings and loan associations, credit unions and finance companies operating in Enumclaw and its environs and elsewhere. The Bank is subject to substantial competition for loans and deposits coming from other financial institutions in the market area. In certain aspects of its business, the Bank also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses, and other financial institutions, some of which are not subject to the same degree of regulation and restriction as the Bank and some of which have financial resources greater than those of the Bank. The Bank will compete for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than the Bank and thus may obtain deposits at lower rates of interest. If the Company were to become unable to compete effectively, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business -- Market Area and Competition."

                                DIVIDEND POLICY

          The Company currently intends to retain its earnings, if any, for use in the business and does not anticipate paying any cash dividends in the foreseeable future. The board of directors cannot predict when such dividends, if any, will ever be made. The payment of dividends, if any, will at all times be subject to the payment of the Company's expenses, the maintenance of adequate liquidity and loan loss allowance, and minimum capital requirements for national banks.

                             TERMS OF THE OFFERING

Method of Offering

          Phase 1.  The Company has elected to first offer up to 70,630 of the
          -------
Shares offered by means of this Prospectus to Existing Shareholders at $12.50 per share, on the basis of one Share for each 10 Shares held of record as of the close of business on September 15, 1997, and to offer the remaining 29,370 Shares to New Shareholders. There is no minimum number of Shares an Existing Shareholder must purchase, though all subscriptions must be for whole Shares. New Shareholders must purchase a minimum of 100 Shares. No investor will be permitted to purchase more than 2,500 Shares through this Offering. Phase 1 will expire on November 30, 1997.

          Phase 2.  If all Shares allocated to Existing Shareholders and New
          -------
Shareholders are not subscribed by November 30, 1997, the Company will offer any remaining Shares to the general public, including Existing Shareholders wishing to increase their stockholdings. The general public must purchase a minimum of 100 Shares. As explained below under "How to Subscribe," Existing Shareholders who wish to purchase more than their Allocated Shares will so indicate in their subscription agreement. Existing Shareholders will have a priority over the general public in Phase 2, on a "first come, first served" basis, if they have indicated a desire to purchase Additional Shares in their subscription agreements during Phase 1. Phase 2 will expire on December 31, 1997, unless sooner terminated or unless extended by the Company.

          Except for Allocated Shares offered to Existing Shareholders in Phase 1, ALL SUBSCRIPTIONS WILL BE ACCEPTED BY THE COMPANY ON A FIRST COME, FIRST
   ------------------------------------------------------------------------
SERVED BASIS, AS THEY ARE RECEIVED BY THE COMPANY.  All subscriptions will be
-------------------------------------------------
accepted by the Company only for whole Shares. Existing Shareholders will be permitted to purchase the number of Shares closest to the number of Shares to which they are entitled, rounded to the next full share. The Company reserves the right to reject any subscription in whole or in part. If any subscription is rejected by the Company, the full amount of subscription funds tendered will be returned promptly to the subscriber without any deductions.

How to Subscribe

          The Company has prepared two forms of subscription agreement, one for Existing Shareholders and one for New Shareholders. The appropriate form of subscription agreement should be completed, signed by appropriate subscribers, and sent with full payment for the number of Shares subscribed to: Mountain Bank Holding Company, 501 Roosevelt Avenue, Enumclaw, Washington 98022. Fully completed and signed subscription agreements, together with full payment for the subscribed Shares, must be received at the offices of the Company no later than 5:00 p.m. local time on November 30, 1997, in order to participate in Phase 1.

          SPECIAL INSTRUCTIONS FOR EXISTING SHAREHOLDERS.  Existing shareholders
          ----------------------------------------------
who wish to purchase more than their Allocated Shares ("Additional Shares") should so indicate on their subscription agreement. If Shares remain unsold at the end of Phase 1, such Shares will be offered to the general public in Phase 2, including Existing Shareholders who have indicated a desire to purchase Additional Shares on their subscription agreements. Existing Shareholders subscribing for Additional Shares during Phase 1 will have priority over the general public during Phase 2.

          IN PHASE 2, ADDITIONAL SHARES WILL BE SOLD TO EXISTING SHAREHOLDERS ON A FIRST COME, FIRST SERVED BASIS AS SUBSCRIPTIONS ARE RECEIVED BY THE COMPANY. As soon as possible following the expiration or termination of the Offering, the Company will issue Additional Shares to Existing Shareholders who have requested them.

Offering Expiration Date

          Completed and signed subscription agreements, together with full payment for Shares subscribed, must be received at the offices of the Company no later than 5:00 p.m. local time on November 30, 1997, in order to participate in Phase 1. Subscription agreements from Existing Shareholders (for either Allocated Shares or Additional Shares) received after November 30, 1997, (but before the expiration of Phase 2) will not qualify for Phase 1, and will thus have no priority in the sale of Shares in Phase 2.

          Completed and signed subscription agreements from members of the general public (including Existing Shareholders) in Phase 2 must be received at the Company not later than 5:00 p.m. on December 31, 1997, the expiration date of the Offering. The Company reserves the right to terminate Phase 2 of the Offering prior to December 31, 1997. The Company also has the right to extend the Offering. The Company will not accept any subscriptions after the Offering has expired or has been terminated.

Subscription Funds

          All subscription funds received by the Company will become the property of the Company. ONCE A SUBSCRIPTION HAS BEEN ACCEPTED BY THE COMPANY, IT CANNOT BE WITHDRAWN BY THE INVESTOR.

Commissions

          No commissions, fees, or other remuneration will be paid to any directors, officers, or employees of the Company, or to any other person or company for selling the Shares in this Offering.

Delivery of Stock Certificates

          Certificates for Shares duly subscribed, paid for and accepted by the Company will be issued as soon as practicable after completion of the Offering.

Purchase Intentions of Directors and Executive Officers

          The directors and executive officers of the Company have expressed an intent to purchase in the aggregate approximately 12,000 Allocated Shares made available through this Offering on the same terms being offered to all Existing Shareholders. If they do purchase 12,034 Shares in the aggregate, such persons will beneficially own 198,206 outstanding Shares. See "Security Ownership of Management and Certain Shareholders."

Representations of Subscribers

          Each subscriber will also be required to represent that he or she has received a copy of this Prospectus. This acknowledgement by a subscriber would be asserted by the Company in defense of any claims against the Company by a subscriber on the basis that he or she was not provided with a copy of the Prospectus, as required under federal securities laws. By making this representation, subscribers are not waiving any of their rights under the federal securities laws.

                                    DILUTION

     The net book value of the Company at June 30, 1997, was $5,517,374, or $7.81 per share. Net book value per share is determined by dividing the net worth of the Company (assets less total liabilities) by the number of Shares outstanding. Without taking into account any changes in such net book value after June 30, 1997, other than to give effect to the sale of 100,000 Shares offered by the Company in this Offering (after deducting estimated offering expenses payable by the Company), the pro forma net book value of the outstanding Shares at June 30, 1997, would have been $6,717,374, or $8.33 per share. This represents an immediate increase in net book value to present shareholders of $.52 per share and an immediate dilution to new investors of $4.17 per share. The following table illustrates the dilution on a per-share basis:

     Offering price per share                                  $12.50

       Net book value per share before          $7.81
        offering

       Increase in net book value per share
        attributable to new investors           $ .52

     Pro forma net book value per share
      after Offering                                           $ 8.33

     Dilution per share to new investors(1)                    $ 4.17

__________________________
(1) Dilution to new investors is determined by subtracting pro forma net book value per share after the offering from the $12.50 offering price per share.

                                USE OF PROCEEDS

       The net proceeds from the sale of Shares offered by the Company, assuming that all 100,000 Shares offered by means of this Prospectus are sold, are estimated to be $1,200,000. As this Offering is not conditioned on the sale of a minimum number of Shares, the net proceeds to the Company will be reduced to the extent of the maximum number of Shares in this Offering are not subscribed. As a consequence, there can be no assurance that the maximum net proceeds of $1,200,000 will be attained.

       The net proceeds of the Offering will be utilized to support recent and anticipated future growth of the Company and the Bank and for general corporate purposes. The Company intends to use a portion of the offering proceeds to defray costs associated with the establishment of a new branch facility for the Bank in Black Diamond, Washington. See "Business - The Bank."

                                    BUSINESS

Company Overview

       The Company is a bank holding company organized under the laws of Washington, chartered in 1993. The Company, with consolidated total assets of approximately $67.4 million at June 30, 1997, is located in Enumclaw, Washington and conducts its operations through its subsidiary, Mt. Rainier National Bank (the

"Bank"), a national banking association organized under the laws of the United States in 1990. The Company does not engage in any substantial activities other than acting as a bank holding company for the Bank. The Company believes it can present an alternative to recent mega-mergers by offering local ownership, local decision making and other personalized service characteristics of community banks. The holding company structure provides flexibility for expansion of the Company's banking business through acquisition of other financial institutions and provision of additional banking-related services which the traditional commercial bank may not provide under present laws.

The Bank

       The Bank primarily serves individuals and small and medium-sized businesses located in its primary and secondary trade areas. The Bank offers its customers a full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market areas at rates competitive in the area. In addition, retirement accounts such as IRAs (Individual Retirement Accounts) are available. The Bank's deposits are attracted primarily from individuals, merchants, small and medium-sized businesses, and professionals. All deposit accounts are insured by the FDIC up to the maximum amount.

       The principal sources of the Bank's revenues are: (i) interest and fees on loans; (ii) deposit service charges; (iii) federal funds sold (funds loaned on a short-term basis to other banks); and (iv) interest on investments (principally government securities). The Bank's lending activity consists of short-to-medium-term commercial and consumer loans, including operating loans and lines, equipment loans, automobile loans, recreational vehicle and truck loans, personal loans or lines of credit, home improvement and rehabilitation loans and VISA national credit cards. The Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, automated teller machine access, and automatic draft for various accounts. The Bank has a night depository as well as drive-up services.

       On February 6, 1995, the Bank opened its Buckley Branch located at 29290 Highway 410, Buckley, Washington. The branch and land are owned by Mountain Real Estate Holdings, Inc., a wholly-owned subsidiary of the Company ("MREH"). The Bank leases the land and building from Mountain Real Estate Holdings, Inc. at a monthly rent of $980. The facility has 3,100 square feet, a two-lane drive up, an ATM and a night depository. At June 30, 1997, the branch had deposits of $15.4 million. The Buckley Branch is staffed by nine persons and is anticipated to ultimately be a full service branch. The Board of Directors believes that the Buckley Branch is a natural extension of the Bank's market area.

       The Company has received approval from the Comptroller to open a branch facility for the Bank. MREH has purchased real estate located at 31329 Third Avenue, Black Diamond, Washington. MREH will construct a full service facility consisting of approximately 3,100 square feet, a two-lane drive up and a night depository. It is estimated that the branch will open late in the fourth quarter of 1997.

Market Area and Competition

       The Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in the Bank's primary service area, which is the city of Enumclaw and its environs, including the communities of Black Diamond and Buckley, and elsewhere. All of the major regional commercial banks, including Seafirst, Key Bank and U.S. Bank, have a branch or branches within the Bank's primary service area. The Company estimates that a total of four banks are located in the Bank's primary service area. The Bank is the only locally owned bank in Enumclaw. The Bank is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market area. In certain aspects of its business, the Bank also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses and other financial institutions, some of which are not subject to the same degree of regulation and restriction as the Bank and some of which have financial resources greater than those of the Bank. The future success of the Bank will depend primarily upon the difference between the cost of its borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, sales of loans and investments). The Bank competes for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than the Bank and thus may obtain deposits at lower rates of interest.

       The Bank's primary service area is South King County and East Pierce County, including Enumclaw, Buckley, Black Diamond, and surrounding communities. Enumclaw's population is 10,200, having experienced a 41.97% growth rate since 1990. Enumclaw is primarily considered a residential community, with most growth in single family residences. The local economy is dependent upon the forest products industry, farming, and tourism. Buckley has experienced less growth with a population of 3,560. Buckley is a residential community with very little business growth in the past few years. Black Diamond is now experiencing increased growth, pending annexation of the Lake Sawyer area.

Products and Services

       In conjunction with the growth of its asset base, the Bank has introduced new products and services to position itself to compete in its highly competitive market. The Bank's customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, the Bank has developed a mix of products and services utilizing newly developed technology available to the banking industry; for example, the addition of automatic teller machines. Additionally, the Bank offers a wide range of commercial and retail banking products and services to its customers. Deposit accounts include certificates of deposit, individual retirement accounts and other time deposits, checking and other demand deposit accounts, interest-bearing checking accounts, savings accounts and money market accounts. Loans include residential real estate, commercial, financial and real estate construction and development, installment and consumer loans. Other products and services include credit related insurance, ATMs, and safe deposit boxes.

Lending Activities

       The two main areas in which the Bank has directed its lendable funds are commercial and real estate loans. At December 31, 1996, these categories accounted for approximately 31% and 55%, respectively, of the Bank's total loan portfolio. The Bank's major source of income is interest and fees charged on loans.

       Interest income on loans is recognized based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

       In general, the Bank is permitted by law to make loans to single borrowers in aggregate amounts of up to fifteen percent (15%) of the Bank's unimpaired capital and unimpaired surplus. The Bank, on occasion, sells participations in loans when necessary to stay within lending limits or to otherwise limit the Bank's exposure. The Bank's goal is to reduce the risk of undue concentrations of loans to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 1996, no such concentration exceeded 10% of the Bank's loan portfolio, although approximately 6.4% of the

Bank's loan portfolio consists of agricultural loans and approximately 7.6% of interim real estate construction loans. The Bank has no loans to foreign countries and its policy is to lend within Washington State; however, the Bank does have some loans to out-of-state borrowers.

       In the normal course of business there are various commitments outstanding and commitments to extend credit which are not reflected in the financial statements. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. The Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized.

       Lending activities are conducted pursuant to a written Loan Policy which has been adopted by the Board of Directors of the Bank. Each loan officer has a defined lending authority. Regardless of lending authority, individual loans over $100,000 are approved by the Bank's Loan Committee.

       The Bank has entered into agreements with other banks to participate in certain of the Bank's commitments to extend credit to customers.

Investment Portfolio

       The investment policy of the Bank is an integral part of the overall asset/liability management of the Bank. The Bank's investment policy is to establish a portfolio which will provide liquidity necessary to facilitate making loans and to cover deposit fluctuations while at the same time achieving a satisfactory investment return on the funds invested. The investment policy is reviewed annually by the Bank's Board of Directors. The Bank stresses the following attributes for its investments: safety of principal, liquidity, yield, price appreciation and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available for Sale.

       Held to Maturity includes debt securities that the Bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At December 31, 1996, the Bank had no securities Held to Maturity.

       Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. As of December 31, 1996, the Bank held no securities as Trading Securities.

       Available for Sale securities include those which may be disposed of prior to maturity. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity.

       As a national bank and member of the Federal Reserve System, the Bank is required to have $124,200 invested in the Federal Reserve Bank Stock. Also, as a member of the Federal Home Loan Bank, the Bank is required to keep $268,600 in stock. This portion of the Bank's investment portfolio is not liquid.

       The following table sets forth weighted average yields earned by the Bank on its earning assets and the weighted average rates paid on its average deposits and other interest-bearing liabilities for the periods indicated. The table also presents a summary of changes in interest income, interest expense, and the interest rate differential aggregated by the changes in volumes and rates.

                                                                         Year ended Dec. 31,
                                        -----------------------------------------------------------------------------------
                                                            1996                                     1995
                                        ------------------------------------------    -------------------------------------
                                                                        Annualized                             Annualized
                                           Average       Int Earned/       Yield/      Average    Int Earned/     Yield/
                                         Balance (1)       Expense          Rate       Balance      Expense      Rate (2)
                                        ----------------------------------------------------------------------------------
Assets                                                                      (In thousands)
Interest earning assets:
Loans                                      $34,102         $3,462        10.15%        $27,728      $2,917        10.52%
Investments                                 10,893            672         6.17%          6,559         357         5.44%
Federal funds sold                           2,211            123         5.56%          1,864         116         6.22%
                                           ----------------------                      -------------------
  Total interest earning assets             47,206          4,257         9.02%         36,151       3,390         9.38%
                                                           ------                                   ------
Non-interest earning assets:
Cash and due from banks                      2,947                                       2,263
Premises and equipment                       2,288                                       2,288
Other assets                                   426                                         354
Reserve for possible loan losses              (354)                                       (317)
                                           -------                                     -------
  Total assets                             $52,513                                     $40,739
                                           =======                                     =======

Liabilities and shareholders' equity

Interest bearing liabilities:
Interest bearing demand deposits           $ 5,594            122         2.18%          4,362         102         2.34%
Savings                                     16,889            589         3.49%         12,292         453         3.69%
Certificates of deposit                     12,603            693         5.50%          9,877         559         5.66%
Certificates of deposit over $100,000        5,819            321         5.52%          4,398         278         6.32%
                                           ----------------------                      -------------------
  Total interest bearing deposits           40,905          1,725         4.22%         30,929       1,392         4.50%
                                           -------                                     -------
Federal funds purchased                         14              1         7.14%            254          28        11.02%
Other borrowings                                47              4         8.51%             46           4         8.70%
                                           ----------------------                      -------------------
  Total interest bearing liabilities        40,966          1,730         4.22%         31,229       1,424         4.56%
                                                           ------                                   ------

Non-interest bearing liabilities:
Demand deposits                              6,141                                       5,254
Other liabilities                              328                                         192
Redeemable stock                                --                                         223
Shareholders equity                          5,078                                       3,841
                                           -------                                     -------
                                           $52,513                                     $40,739
                                           =======                                     =======

Net interest income                                        $2,527                                   $1,966
                                                            =====                                   ======
Net interest margin                                                       5.35%                                    5.44%

                                               CHANGES IN INTEREST INCOME AND
                                               EXPENSE VOLUME AND RATE
                                               VARIANCES
                                               -----------------------------------------------------------
                                                     Net
                                                   Change                Volume                 Rate
                                               ------------------------------------------------------------
Assets

Interest earning assets:
Loans                                             $      545           $      651           $       (106)
Investments                                       $      315           $      261           $         54
Federal funds sold                                $        7           $       20           $        (13)
                                               ------------------------------------------------------------
  Total interest earning assets                   $      867           $      932           $        (65)
                                               ------------------------------------------------------------
Non-interest earning assets:
Cash and due from banks
Premises and equipment
Other assets
Reserve for possible loan losses
  Total assets

Liabilities and shareholders' equity

Interest bearing liabilities:
Interest bearing demand deposits                  $       20           $       28           $         (8)
Savings                                           $      136           $      161           $        (25)
Certificates of deposit                           $      134           $      150           $        (16)
Certificates of deposit over $100,000             $       43           $       81           $        (38)
                                               ------------------------------------------------------------
  Total interest bearing deposits                 $      333           $      420           $        (87)
                                               ------------------------------------------------------------

Federal funds purchased                           $      (27)          $      (19)          $         (8)
Other borrowings                                  $      ---           $        0           $          0

  Total interest bearing liabilities              $      306           $      401           $        (95)
                                               ------------------------------------------------------------
Non-interest bearing liabilities:
Demand deposits
Other liabilities
Redeemable stock
Shareholders equity

Net interest income                               $      561
                                               ==============
Net interest margin

_________________
(1) For purposes of this schedule, non-accruing loans are included in the average balances.

(2) Increases (decreases) are attributable to volume changes and rate changes on the following basis: Volume Change equals change in volume times prior year rate. Rate Change equals change in rate times prior year volumes. The Rate/Volume Change equals the change in volume times the change in rate, and it is allocated between Volume Change and Rate Change at the ratio that the absolute value of each of these components bears to the absolute value of their total.

Changes in interest income and expense and volume and rate variances for the year ended December 31, 1995 are shown below:

                                                     Net Change            Volume               Rate
Interest earning assets:
  Loans                                                     746               608                137
  Investments                                                24                41                (17)
  Federal funds sold                                         58                19                 39
    Interest income                                         828               668                160

Interest bearing liabilities
  Interest bearing demand deposits                           14                (6)                20
  Savings                                                   166                64                102
  Certificates of deposit                                   264                99                165
  Certificates of deposit over $100,000                     188               131                 57
    Total interest bearing deposits                         632               289                343
  Federal funds purchased                                    13                 1                 12
  Other borrowings                                            4                 4                 --
    Interest expense                                        649               294                355

Net interest income                                         179               374               (195)

Asset and Liability Management

       The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

       The asset/liability committee, which consists of the Chief Executive Officer, the Senior Vice President/Cashier and other officers, is charged with monitoring the liquidity and funds position of the Company. The Committee regularly reviews (a) the rate sensitivity position on a three-month, six-month, and one-year time horizon; (b) loans to deposit ratios; and (c) average maturity for certain categories of liabilities.

       The Company does not operate an asset/liability management model. No estimates of the impact of changing interest rates on historical or projected earnings are available. The current level of interest rate risk can, however, be inferred from maturity and repricing data. At December 31, 1996, the Company had a negative cumulative repricing gap within one year of approximately $18 million, or approximately 63% of total earning assets. This negative repricing gap indicates that the Company's future earnings may be materially adversely impacted by a rise in market interest rates, as occurred in early 1995, and such impact would primarily be felt in the twelve month period after such a rise in rates.

       The Company is in the process of selecting an asset/liability model with which to simulate operations and subsequently develop policies regarding permitted gap positions, permitted risks in deviations from budget earnings and liquidity. In the interim, management is acquiring securities to be designated available for sale in order to better manage unexpected liquidity needs and swings in interest rates.

       The following tables represent interest sensitivity profiles for the Company as of December 31, 1996, and 1995. The tables represent a static point in time and do not consider other variables, such as changing spread relationships or interest rate levels. "Net repricing gap" is the difference between total earning assets and total interest-bearing liabilities repricing in any given period and "cumulative gap" is the sum of the net repricing gap from period to period. Interest-bearing demand, savings and money market account deposits are presented as repricing in the earliest period presented.


                                  GAP ANALYSIS

                                                ----------------------------------------------------------------
                                                 Total Within               One Year to                  Over
                                                   One Year                 Five Years                Five Years
                                                ----------------------------------------------------------------
Rate Sensitive Assets:

Loans                                              $  18,492                  $18,866                   $  185
Investments                                        $   2,883                  $ 8,717                   $1,476
Federal Funds Sold                                 $   7,550
                                                ---------------------------------------------------------------

         TOTAL                                     $  28,925                  $27,583                   $1,661

Rate Sensitive Liabilities:

Savings, Now and Interest Checking                 $  29,622
Time Deposits                                      $  17,425                  $ 3,192
                                                ---------------------------------------------------------------

         TOTAL                                     $  47,047                  $ 3,192                   $    0

Interest Sensitive Gap                             $ (18,122)                 $24,391                   $1,661
                                                ===============================================================

Deposit Liability Composition

         The Bank's primary sources of funds are interest-bearing deposits. The following table sets forth the Bank's deposit structure at December 31 for the years indicated.

                                            December 31, 1996        December 31, 1995
                                                      Percent                  Percent
                                                      of Total                of Total    Dollar    Percentage
                                         Amounts      Deposits      Amounts   Deposits    Change      Change
                                        ----------------------------------------------------------------------
                                                    (dollars in thousands)
Non-interest bearing demand              $ 8,565     14.57%          $ 6,251    14.31%    $ 2,314    37.02%
Interest-bearing demand (1)               21,892     37.23%           13,060    29.90%      8,832    67.63%
Savings                                    7,730     13.15%            7,075    16.20%        655     9.26%
Certificates of deposit                   13,820     23.50%           11,403    26.11%      2,417    21.20%
Certificates of deposit over $100,000      6,797     11.56%            5,892    13.49%        905    15.36%
                                        ----------------------------------------------------------------------
         Total                           $58,804    100.00%          $43,681   100.00%    $15,123    34.62%
                                        ======================================================================

(1) At December 31, 1996, the Bank received approximately $5,000,000 from two depositors which is included in interest bearing deposits.

     The following table presents a breakdown by category of the average amount of deposits and the weighted average rate paid on deposits for the periods as indicated:

                                                                  Year ended Dec. 31,
                                         -------------------------------------------------------------------------------------
                                                         1996                               1995

                                                                     Annualized                                     Annualized
                                         Average      Int Earned/      Yield/           Average      Int Earned/      Yield/
                                         Balance       Expense          Rate            Balance       Expense          Rate
                                         -------------------------------------------------------------------------------------
                                                                    (in thousands)
Interest bearing demand deposits         $  5,594         122             2.18%            4,362          102            2.34%
Savings                                    16,889         589             3.49%           12,292          453            3.69%
Certificates of deposit                    12,603         693             5.50%            9,877          559            5.66%
Certificates of deposit over $100,000       5,819         321             5.52%            4,398          278            6.32%
                                          ------------------------------------------------------------------------------------
  Total interest bearing deposits          40,905       1,725             4.22%           30,929        1,392            4.50%
                                          --------                                       --------

     At December 31, 1996 and December 31, 1995, time deposits greater than $100,000 aggregated approximately $6.8 million and $5.9 million, respectively. The following table indicates, as of December 31, 1996, and 1995 the dollar amount of $100,000 or more deposits by the time remaining until maturity:


                                                     12/31/96                12/31/95
                                                     --------------------------------
     Maturity in:

       Three months or less:                         $3,366                   $3,029

       Over three months through twelve months       $2,648                   $2,442

       Over one year through five years              $  783                   $  421

       Over five years                               $    0                   $    0
                                                     -------------------------------
                           TOTAL                     $6,797                   $5,892
                                                     ===============================

Assets

         Management of the Bank considers many criteria in managing assets, including credit-worthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth the Bank's interest earning assets by category at December 31, 1996, and 1995.

                                EARNINGS ASSETS

                                          December 31, 1996         December 31, 1995
                                                    Percent                   Percent
                                                 of Earning                of Earning
                                      Amounts       Assets      Amounts       Assets
                                      -------    ----------     -------    ----------
                                                       (in thousands)
          Loan Portfolio              $37,543      64.12%       $30,834        73.09%
          Investment Portfolio         13,455      22.98%         8,110        19.23%
          Interest Bearing Deposits     7,550      12.90%         2,825         6.70%
          Loans Held for Sale              --       0.00%           415         0.98%
                                      -----------------------------------------------
            Total Earning Assets      $58,548     100.00%       $42,184       100.00%
                                      ===============================================

         At year end 1996, obligations of the United States Government or its agencies and obligations of states and political subdivisions represented 78% of the investment portfolio. The following table presents the composition of the carrying value of the Bank's investment portfolio at December 31, 1996, and 1995.

                        INVESTMENT SECURITIES PORTFOLIO


                                            Dec. 31        Dec. 31       Dollar       Percentage
                                             1996            1995        Change         Change
                                            ----------------------------------------------------
                                                 (in thousands)
      US Treasury securities                $ 3,145        $ 3,644       $  (499)       -13.69%
      US Government and agency securities     7,055          2,264         4,791        211.62%
      Mortgage Backed Securities              1,748             --         1,748        100.00%
      Corporate bonds                           800          1,490          (690)       -46.31%
      Municipal bonds                           329            352           (23)        -6.53%
      Federal Reserve and FHLB Stock            378            360            18          5.00%
                                            ------------------------------------
               Total                        $13,455        $ 8,110       $ 5,345         65.91%
                                            ====================================================

         The following table presents the maturity distribution of the amortized cost and estimated market value of the Bank's debt securities at December 31, 1996, and 1995. The weighted average yields on these instruments are presented based on final maturity. Yields on obligations of states and political subdivisions have not been adjusted to a fully-taxable equivalent basis.

                                                                                December 31, 1996
                                                       --------------------------------------------------------------
                                                                                 Over One               Over Five
                                                       One Year or Less      Through Five Years     Through Ten Years
                                                       --------------------------------------------------------------
                                                                               (in thousands)
                                                       Amount      Yield      Amount      Yield     Amount      Yield
     US Treasury Securities                            $2,501      6.30%      $  644      5.13%     $    0
     US Govt. and Agency Securities                                           $6,561      6.12%     $  494       6.75%
     Mortgage Backed Securities                                               $  965      6.75%     $  783       7.31%
     Corporate Bonds                                   $  252      5.35%      $  547      5.84%     $    0
     Municipal Bonds (1)                               $  130      4.25%      $    0                $  199       5.50%
                                                       --------------------------------------------------------------
     Total                                             $2,883                 $8,717                $1,476

     Weighted Average Yield                                        6.12%                  6.10%                  6.88%

                                                                                December 31, 1995
                                                       --------------------------------------------------------------
                                                                                 Over One               Over Five
                                                       One Year or Less      Through Five Years     Through Ten Years
                                                       --------------------------------------------------------------
                                                                               (in thousands)
                                                       Amount      Yield      Amount      Yield     Amount      Yield
     US Treasury Securities                            $  505      5.82%      $3,139      5.31%     $    0
     US Govt. and Agency Securities                    $1,005      5.73%      $1,259      6.02%     $    0       6.75%
     Mortgage Backed Securities                        $    0                 $    0                $    0       7.31%
     Corporate Bonds                                   $  652      5.39%      $  838      5.47%     $    0
     Municipal Bonds (1)                               $    0                 $  130      4.25%     $  222       5.50%
                                                       --------------------------------------------------------------
     Total                                             $2,162                 $5,366                $  222

     Weighted Average Yield                                        5.65%                  5.60%                  6.52%

         (1) Yields do not reflect tax-exempt status

Investment Policy

         The objective of the Bank's investment policy is to invest funds not otherwise needed to meet the loan demand of its market area to earn the maximum return for the Bank, yet still maintain sufficient liquidity to meet fluctuations in the Bank's loan demand and deposit structure. In doing so, the Bank balances the market and credit risks against the potential investment return, makes investments compatible with the pledge requirements of the Bank's deposits of public funds, maintains compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Chief Executive Officer and the Senior Vice President/Cashier are authorized to execute security transactions for the investment portfolio based on the decisions of the investment committee. The investment committee, which consists of the President/Chief Executive Officer, Chairman of the Board, Senior Vice President/Cashier and other directors, has full authority over the investment portfolio and makes decisions on purchases and sales of securities. All the investment transactions occurring since the previous board of directors' meeting are reviewed by the board at its next monthly meeting, and the entire portfolio is reviewed on a quarterly basis. The investment policy allows portfolio holdings to include short-term securities purchased to provide the Bank's needed liquidity and longer term securities purchased to generate level income for the Bank over periods of interest rate fluctuations.

         The Bank's investment securities portfolio of $13.5 million at December 31, 1996, consisted of securities available for sale which are carried at market value. In addition, unrealized gains on investment securities available for sale were $11,000 and unrealized losses were $48,000. The Bank's investment securities portfolio of $8.1 million at December 31, 1995, consisted of securities available for sale which are carried at market value. In addition, unrealized gains on investment securities available for sale were $25,000 and unrealized losses were $12,000.

         The decline in the market value of the portfolio is due primarily to the rising market interest rate environment in 1996.

         At December 31, 1996, the Bank had approximately $1.748 million of mortgage-backed securities in the available for sale category, which constitutes approximately 3.4% of its investment securities portfolio. Structured notes have uncertain cash flows which are driven by interest rate movements and expose the Company to greater market risk than traditional medium-term notes. All of the Bank's investments of this type are government agency issues (primarily Federal Home Loan Bank and Federal National Mortgage Association).

Loan Portfolio

         Total loans of $37.543 million at December 31, 1996 reflected an increase of $6.709 million or 21.7%, compared to total loans for the period ended December 31, 1995. Residential real estate loans, which historically have had low loss experience, increased $6.002 million or 53.6%. Construction and land development loans, loans secured by farmland and commercial real estate loans increased by $1.7 million, or 91.5%. Commercial and industrial loans and agricultural loans decreased by $1.9 million, or (14.2%). These types of loans carry a higher level of risk in that the borrowers' ability to repay may be affected by local economic trends. Installment and other consumer loans increased by $.955 million, or 22.9%. These loans, generally secured by automobiles and other consumer goods, contain an historically higher level of risk; however, this risk is mitigated by the fact that these loans generally consist of small individual balances. As the loan portfolio is concentrated in Enumclaw and surrounding counties, there is a risk that the borrowers' ability to repay the loans could be affected by changes in local economic conditions.

         The following table sets forth the composition of the Company's loan portfolio at December 31, 1996, and December 31, 1995.


                                         December 31, 1996            December 31, 1995
                                                  Percent                      Percent
                                                  of Total                     of Total
                                       Amounts    Loans             Amounts    Loans
                                       -----------------------------------------------
                                                        (in thousands)
      Commercial and agricultural      $11,685    31.12%            $13,622     44.18%
      Real Estate:
        Construction                     3,537     9.42%              1,847      5.99%
        Mortgage                        17,198    45.81%             11,196     36.31%
      Consumer                           5,123    13.65%              4,169     13.52%
                                       -----------------------------------------------
        Total loans                    $37,543   100.00%            $30,834    100.00%
                                       ===============================================

Loan Policy

         The two main areas in which the Bank has directed its lendable funds are commercial and real estate loans. At December 31, 1996, these categories accounted for approximately 31% and 55%, respectively, of the Bank's total loan portfolio. The Bank's major source of income is interest and fees charged on loans.

         Interest income on loans is recognized based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the
process of collection.   When a loan is placed on nonaccrual status, all
interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

         In general, the Bank is permitted by law to make loans to single borrowers in aggregate amounts of up to fifteen percent (15%) of the Bank's unimpaired capital and unimpaired surplus. The Bank, on occasion, sells participations in loans when necessary to stay within lending limits or to otherwise limit the Bank's exposure. The Bank's goal is to reduce the risk of undue concentrations of loans to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 1996, no such concentration exceeded 10% of the Bank's loan portfolio, although approximately 6.4% of the Bank's loan portfolio consists of agricultural loans and approximately 7.6% of interim real estate construction loans. The Bank has no loans to foreign countries and its policy is to lend within Washington State, however the Bank does have some loans to out-of-state borrowers.

         In the normal course of business there are various commitments outstanding and commitments to extend credit which are not reflected in the financial statements. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. The Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized.

         Lending activities are conducted pursuant to a written Loan Policy which has been adopted by the Board of Directors of the bank. Each loan officer has a defined lending authority. Regardless of lending authority, individual loans over $100,000 are approved by the Bank's Loan Committee.

         The Bank has entered into agreements with other banks to participate in certain of the Bank's commitments to extend credit to customers.

Credit Risk Management and Allowance for Loan Losses

         Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of the Company. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

         Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, the Company makes commercial real estate and farming loans with one year or less fixed maturity.

         The loan portfolio is regularly reviewed and management determines the amount of loans to be charged-off. In addition, such factors as the Bank's previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof which is classified as a "loss" by regulatory examiners is charged-off.

         The allowance for loan losses is increased by charging operating expense. The allowance is reduced by charging off loans at the time they are deemed by management to be uncollectable, and the allowance is increased when loans previously charged off are recovered. The resulting allowance for loan losses is viewed by management as a single, unallocated allowance available for all loans and, in management's opinion, is adequate to provide for reasonably foreseeable potential loan losses. Rules and formulas relative to the adequacy of the allowance, although useful as guidelines to management, are not rigidly applied. The allowance for loan losses was $391,000 at year end 1996, or 1.04% of loans outstanding, net of unearned income, compared to $334,000, or 1.08% at year end 1995. The following table presents data related to the Company's allowance for loan losses for the years ended December 31, 1996, and 1995.

            SUMMARY OF LOAN LOSS EXPERIENCE AND RELATED INFORMATION

                                                                       Year Ended                   Year Ended
                                                                   December 31, 1996            December 31, 1995
                                                                   ----------------------------------------------
                                                                                   (in thousands)
Allowance for loan losses
  (beginning of period)                                                  $   334                      $   318

Loans charged off:
  Commercial and agricultural                                                                             (16)
  Real estate construction
  Real estate mortgage
  Consumer                                                                   (10)
                                                                   ----------------------------------------------
    Total                                                                    (10)                         (16)
                                                                   ----------------------------------------------

Recoveries of loans previously charged off:
  Commercial and agricultural
  Real estate construction
  Real estate mortgage
  Consumer
                                                                   ----------------------------------------------
    Total                                                                      0                            0
                                                                   ----------------------------------------------

Net loans charged off                                                        (10)                         (16)

Provision for possible loan losses                                            67                           32
                                                                   ----------------------------------------------
Allowance for possible loan losses
  (end of period)                                                        $   391                      $   334
                                                                   ==============================================

Loans outstanding:
  Average                                                                $34,102                      $27,728
  End of period                                                           37,543                       30,834
Ratio of allowance for loan loss to total loans outstanding
  Average                                                                   1.15%                        1.20%
  End of period                                                             1.04%                        1.08%
Ratio of net charge-offs to average loans outstanding                       0.03%                        0.06%

                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
                                 (in thousands)

                                                                                   Percent of Loans
                                                                                   in each category
Balance at end of period applicable to:                         Amount              to total loans
--------------------------------------------                   -------------------------------------
Commercial and Agriculture                                       $199                    31.12%
Real Estate Construction                                         $ 31                     9.42%
Real Estate Mortgage                                             $ 50                    45.81%
Installment Loans to Individuals                                 $ 97                    13.65%
Unallocated                                                      $ 14                        0%
                                                               -------------------------------------
          Total                                                  $391                   100.00%
                                                               =====================================

          The allocation of the allowance is presented based in part on evaluations of past history and composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

          The following table sets forth information with respect to nonperforming loans of the Company on the dates indicated. Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collections of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

          RISK ELEMENTS - NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS

                                 (in thousands)

                                    90 Days or More           Nonaccrual             Restructured            Lost Interest
                                       Past Due
                                  12/31/96    12/31/95    12/31/96    12/31/95    12/31/96    12/31/95    12/31/96    12/31/95
                              ------------------------------------------------------------------------------------------------
Commercial and Agriculture        $  0        $  0        $  121      $   52      $  0        $  0        $   4       $  2
Real Estate                       $  0        $  0        $    0      $    0      $  0        $  0        $   0       $  0
Consumer                          $  0        $  0        $   16      $    6      $  0        $  0        $   1       $  1
                              ------------------------------------------------------------------------------------------------
                                  $  0        $  0        $  137      $   58      $  0        $  0        $   5       $  3

Capital Resources/Liquidity

          Liquidity.  Of primary importance to depositors, creditors and
          ---------
regulators is the ability to have readily available funds sufficient to repay fully maturing liabilities. The Company's liquidity, represented by cash and cash due from banks, is a result of its operating, investing and financing activities. In order to ensure funds are available at all times, the Company devotes resources to projecting on a monthly basis the amount of funds which will be required and maintains relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets which are generally matched to correspond to the maturity of liabilities.

          Although the Company has no formal liquidity policy, in the opinion of management, its liquidity levels are considered adequate. Neither the Company nor the Bank is subject to any specific liquidity requirements imposed by regulatory orders. The Bank is subject to general FDIC guidelines which do not require a minimum level of liquidity. Management believes its liquidity ratios meet or exceed these guidelines. Management does not know of any trends or demands which are reasonably likely to result in liquidity increasing or decreasing in any material manner.

Impact of Inflation and Changing Prices.

          The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Capital Adequacy

          Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. The objective of the Company's management is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. This is achieved by improving profitability through effectively allocating resources to more profitable businesses, improving asset quality, strengthening service quality, and streamlining costs. The primary measures used by management to monitor the results of these efforts are the ratios of average equity to average assets, average tangible equity to average tangible assets, and average equity to net loans.

          The Federal Reserve Board has adopted capital guidelines governing the activities of bank holding companies. These guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments.

          The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Under risk-based capital requirements, total capital consists of Tier I capital which is generally common stockholders' equity less goodwill and Tier II capital which is primarily a portion of the allowance for loan losses and certain qualifying debt instruments. In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending primarily on the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The framework for calculating risk-based capital requires banks and bank holding companies to meet the regulatory minimums of 4% Tier I and 8% total risk-based capital. In 1990 regulators added a leveraged computation to the capital requirements, comparing Tier I capital to total average assets less goodwill.

          On December 31, 1996, the Company exceeded the regulatory minimums and qualified as a well-capitalized institution under the regulations.

          The Federal Deposit Insurance Corporation Improvement Act of 1992 ("FDICIA") established five capital categories for banks and bank holding companies. The bank regulators adopted regulations defining these five capital categories in September 1992. Under these new regulations each bank is classified into one of the five categories based on its level of risk-based capital as measured by Tier I capital, total risk-based capital, and Tier I leverage ratios and its supervisory ratings. See Note 17 to the Consolidated Financial Statements for Bank-only capital ratios.

                          RETURN ON ASSETS AND EQUITY

          Following are performance rations of the Company for the years ended December 31, 1996 and 1995:

                                             1996                 1995
Return on average assets                     0.56%                0.23%

Return on average equity                     5.75%                2.40%

Dividend payout ratio                         N/A                  N/A

Equity to assets ratio                       9.67%                9.43%


Employees

          The Company has no paid employees. The Bank had a total of 34 full-time equivalent employees at June 30, 1997.

Property

          The Bank's Main Office is located in Enumclaw, Washington, at 501 Roosevelt Avenue, in an office building owned by the Bank. The facility has 10,275 square feet with two drive-up windows, an automatic teller machine (ATM), and a night depository. The premises are fully equipped and include teller counters, key drawers, safe, lock boxes with keys, signs and alarm equipment.

          On February 6, 1995, the Bank opened its Buckley Branch located at 29290 Highway 410, Buckley, Washington. The facility, which is leased, has 3,100 square feet, a two-lane drive-up, an ATM and a night depository.

          The Bank has also leased space for an ATM located at 31605 Third Avenue, Black Diamond, Washington. That ATM was placed in service on March 7, 1995. Customers of the Bank are charged no fee for utilization of the ATM.

          The Company has received approval from the Comptroller to open a branch facility for the Bank in Black Diamond. MREH has purchased real estate located at 31329 Third Avenue, Black Diamond, Washington. MREH will construct a full service facility consisting of approximately 3,100 square feet, a two-lane drive up and a night depository. It is estimated that the branch will open late in the fourth quarter of 1997.

Legal Proceedings

          There are no material pending legal proceedings to which the Company or the Bank is a party or of which any of their properties are subject; nor are there material proceedings known to the Company to be contemplated by any governmental authority; nor are there material proceedings known to the Company, pending or contemplated, in which any director, officer or affiliate or any principal security holder of the Company, or any associate of any of the foregoing, is a party or has an interest adverse to the Company or the Bank.

Market for Common Equity and Related Stockholder Matters

          Market Information.  No broker makes a market in the Company's common
          ------------------
stock, and trading has not been extensive. Trades that have occurred cannot be characterized as amounting to an active market. The stock is traded by individuals on a personal basis and is not listed on any exchange or traded on the over-the-counter market. Due to the limited information available, the following price information may not accurately reflect the actual market value of the Company's shares. The following data includes trades between individual investors and new issues of stock. It does not include the exercise of stock options or shares issued under the Employee Stock Purchase Plan.

          Period                # of Shares Traded     Price Range
          1995                        1,960            $10.00
          1996                       12,210            $10.00 to $11.50
          1997 to August 31          18,703            $12.00 to $12.50

          To the best knowledge of the Company, the most recent transaction in the Company's Shares was September 2, 1997, at a price of $12.50 per share.

          On March 31, 1995, the Company distributed an offering circular for 100,000 shares of common stock at $10.00 per share. The offering was amended on May 2, 1995, to increase the number of shares offered to 140,000 shares. All 140,000 shares were sold for a total offering of $1.4 million.

          At September 15, 1997, stock options for 100,832 shares of Company common stock were outstanding. See Note 13 of the financial statements for additional information.

Number of Equity Holders

          As of September 15, 1997, there were 633 holders of record of the Company's Common Stock.

Cash Dividends

          The Company has never paid a cash dividend, and does not anticipate paying a cash dividend in the foreseeable future. The Company expects to retain all earnings to provide capital for operation and expansion of its subsidiary. Dividends, when and if paid, will be subject to determination and declaration by the Board of Directors, which will take into account the financial condition of the Bank and the Company, results of operations, tax considerations, industry standards, economic conditions and other factors. The ability of the Company to pay dividends in the future will depend primarily upon the earnings of the Bank and its ability to pay dividends to the Company. The ability of the Bank to pay dividends to the Company is governed by various statutes. See "Bank Supervision and Regulation -- Restrictions on Capital Distributions."

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

          The purpose of this discussion and analysis is to provide the reader with a concise description of the financial condition and changes therein and results of operations for the Company and the Bank for the six months ended June 30, 1997, and 1996, and the years ended December 31, 1996, and 1995. All
                                                                      ---
numbers presented in this section below are in thousands.
--------------------------------------------------------

          This discussion and analysis is intended to complement the audited financial statements and footnotes and the supplemental financial data and charts appearing elsewhere in this report, and should be read in conjunction therewith. This discussion and analysis will focus on the following major areas: Results of Operations, Financial Position, Capital Resources, Asset Quality, Liquidity and Interest-Sensitivity.

Results of Operations

          Six Months Ended June 30, 1997, and 1996

          Net Income.  The Company had net income of $225 or $0.32 per common
          -----------
share for the first 6 months of 1997 compared to net income for the first six months of 1996 of $120 or $0.18 per common share. The Company's annualized returns on average assets and average common equity for the first half of 1997 were 0.68% and 8.35%, compared to .48% and 5.24%, respectively, for the first half of 1996.

          Net Interest Income.  Net interest income for the first half of 1997
          --------------------
increased $372 to $1,540 versus the first half of 1996 of $1,168. The increase is attributable to loan growth and a slightly higher investment portfolio yield. Loans grew 15.19% from the June 30, 1996, total of $33,719 to a total of $38,841 as of June 30, 1997. Total Company assets were $67,374 at June 30, 1997, compared to $59,283 as of June 30,1996, which represents a growth of 13.64%.

          Net Interest Margin.  The net interest margin was 5.25% for the first
          -------------------
half of 1997 compared to 5.26% for the first half of 1996. The yield on the investment portfolio was 5.71% for the first half of 1997 compared to 5.18% for the same period in 1996. The higher level of interest income from loans and securities was offset by an increase in the cost of interest-bearing deposits.

          Non-Interest Income.  Non-interest income for the first half of 1997
          -------------------
decreased $12 over the first half of 1996 to $328 from $340. The decrease is attributable to reduced volume in the brokered loan fee income. Non-interest expenses for the first 6 months of 1997 increased $121 to $1,431 compared to the first 6 months of 1996 of $1,310. The increase in operation expenses is due to an increase in personnel expense of $66 and other expense of $53. However as a percent of average assets, personnel expense decreased to 2.22% in 1997 from 2.58% in 1995. Other expense decreased to 1.57% in 1997 from 1.80% in 1996. Total non-interest expenses as a percent of average assets has decreased from 5.26% as of June 30, 1996, to 4.47% as of June 30, 1997.

          Years Ended December 31, 1996, and 1995

          Net Income.  Net income for 1996 was $292, which represents an
          ----------
increase of $200 from 1995. The Company's return on average assets was 0.56% for 1996 and 0.22% for 1995. Its return on average equity was 5.75% for 1996 and 2.38% for 1995.

          The Company's increased earnings for 1996 were impacted by the following significant items:

          Average earning assets for 1996 were $47,206 representing an increase of $11,055 over 1995's average earning assets of $36,151.

          Yield on average interest-bearing liabilities decreased from 4.50% for 1995 to 4.22% for 1996.

          Average interest-bearing liabilities increased from $31,229 in 1995 to $40,966 for 1996 representing an increase of $9,737.

          Average earning assets to average total assets increased to 89.90% for 1996 from 88.74% for 1995.

          Average interest-bearing liabilities to average assets increased to 78.01% in 1996 from 76.66% in 1995. Net average earning assets (average earning assets minus average interest bearing liabilities) to average total assets decreased from 12.08% for 1995 to 11.88% for 1996.

          As a result of the foregoing, net interest income increased $553 to $2,517 for 1996 from $1,964 for 1995.

          Non-interest expense increased by $226 to $2,711 for 1996 compared to $2,485 for 1995. Non-interest expense was 6.10% of average assets in 1995 compared to 5.16% of average assets in 1996.

          Provision for Loan Loss.  The provision for loan losses in 1995 was
          ------------------------
$32 compared to $67 for 1996. The provision for loan losses is the amount management considers necessary to maintain an allowance for loan losses at a level sufficient to meet risks inherent in the Bank's loan portfolio. The level of the allowance is determined by management after conducting ongoing reviews of the loan portfolio as well as considering the level and magnitude of non-performing assets and loan delinquencies, general economic conditions in the areas served by the Company, historic loan-loss experience, loan mix and the level of loans relative to reserves.

          Non-Interest Income.  Non-interest income increased by $5 to $692 in
          -------------------
1996 as compared to $686 in 1995. The increase in non-interest income is negatively impacted by losses on securities sold to reposition the portfolio and improve investment yields.

          Assets.  Company total assets grew 31.7% or $15,500 during 1996 to an
          ------
end of year total of $64,500. The growth in assets during 1996 is primarily attributable to deposit growth of $15,100 from current and new banking customers.

          Portfolio securities grew by $5,300 during 1996 to $13,000 at year end 1996 from $7,700 at year end 1995.

          Loans grew during 1996 by $6,700 or 21.8% from $30,800 at year end 1995 to $37,500 at year end 1996. The majority of this growth was in real estate loans which grew by 53.6% or $6,000 to $17,100 at December 31, 1996, and consumer lending which grew $1,000 or 22.9% to $5,100 at December 31, 1996.

          Deposits grew during 1996 by $15,100 or 34.6% to $58,800 at year end 1996. This includes $5,000 in deposits made on December 31, 1996, by two customers. Management feels deposit growth should continue throughout 1997, although somewhat slower due to the construction delay in opening the Black Diamond facility.

Capital Requirements

          The Company's equity capital was $5,279 at December 31, 1996, compared to $4,567 at December 31, 1995. This increase of $712 consists of a $33 increase in unrealized loss on available for sale securities, reclassification of redeemable stock of $437 and the Company's income of $292 for 1996. No dividends were paid by the Company during 1996 and the Company does not expect to pay dividends any time in the foreseeable future.

          At December 31, 1996, the Company's Tier 1 Capital to Average Assets was 9.15%, Tier 1 Capital to Risk Weighted Assets was 13.14% and Tier 2 Capital was 14.11%. The Company is considered "well capitalized" within applicable Federal banking regulatory guidelines at December 31, 1996.

Liquidity Resources

          Management focuses on the need to meet both short-term funding requirements and long-term growth objectives. Primary sources of funds for liquidity include deposits, loan repayments and security repayments or sales of available for sale securities. The Bank also has borrowing lines at three correspondent banks in the aggregate amount of $3,000 and a borrowing line at Federal Home Loan Bank in the approximate amount of $9,000 for a total available of $12,000 for short-term funding.


Asset Liability Management

          The long-term profitability of the Company depends on properly priced products and services, asset quality and asset-liability management.

          A traditional measure of interest rate sensitivity and its impact upon the next year's earnings is the Company's one-year gap position (total assets subject to repricing less total liabilities subject to repricing). At December 31, 1996, the Company had a cumulative one year negative gap of $18,100 in liabilities repricing faster than assets. This negative gap is a result of the Company's floating rate money market deposit accounts totaling $11,300 which reprice on a monthly basis.

          While the one-year-gap measure helps provide some information about a financial institution's interest sensitivity, it does not predict the trends of future earnings.

Asset Quality

          Asset quality is good. Non-performing assets at June 30, 1997, were $107 or 0.28% of loans. The provision for losses on loans was $100 for the first half of 1997 which is an increase of $80 over the provision of $20 for the first half of 1996. The increase in the provision is primarily attributable to the increase in loan growth. At June 30, 1997, the allowance for losses on loans was 1.23% of loans and approximately 450% of non-performing loans.

          Non-performing and other loans past due 90 days or more were $137 at year end 1996 compared to $58 at year end 1995 representing an increase of $79. Non-performing loans as a percentage of net loans before the allowance for loan losses was 0.32% at year end 1996 and 0.18% at year end 1995. The allowance for loan losses to non-performing loans, which is a measure of the Bank's ability to cover problem assets with existing reserves, was 575.8% at year end 1995 and 285.4% at year end 1996. The Company had no material restructured loans in 1996 or 1995. The asset quality of the Company continues to be good which is a result of good underwriting standards coupled with aggressive collection efforts and a good local economy.

                                   MANAGEMENT

Directors and Executive Officers

          The directors and executive officers of the Company are as follows:

Name                           Age                   Position(s) Held
----                           ---                   ----------------
Roy T. Brooks                   56                     Chairman and CEO
Susan K. Bowen-Hahto            49                     Director
Brian W. Gallagher              48                     Director
Terry L. Garrison               53                     Director
Michael K. Jones                55                     Director
Barry C. Kombol                 46                     Director
John W. Raeder                  60                     Director
Garrett S. Van Beek             62                     Director
Hans Rudy Zurcher               60                     Director
Steve W. Moergeli               43                     Director and President/CEO
                                                       of the Bank
Sheila M. Brumley               42                     Secretary and CFO of
                                                       the Company and Senior
                                                       Vice President and
                                                       Cashier of the Bank

          All directors have served since the incorporation of the Company in 1993 and have also served as members of the Board of Directors of the Bank since the Bank commenced operations in 1990, with the exception of Mr. Moergeli who has served since March 1997. No director of the Company is a director or executive officer of another bank holding company, bank, savings and loan association, or credit union.

          Pursuant to the Company's Articles of Incorporation, the board of directors is divided into three classes of directors, serving staggered terms. The terms of Messrs. Kombol, Raeder, Van Beek and Zurcher expire at the date of the annual shareholder meeting in 1998; the terms of Messrs. Gallagher, Garrison and Jones expire in 1999; the terms of Messrs. Brooks and Moergeli and Ms. Bowen-Hahto expire in 2000.

          Roy Truman Brooks is Chairman and President of the Company and Chairman of the Bank. Mr. Brooks is also Chief Executive Officer of Westmark Electronics, a manufacturer's representative and consulting firm. Mr. Brooks has held progressively more responsible management positions in the electronics industry during his 32 years of experience in the industry. He is also a Director for Auburn Flight Service.

          Susan Kay Bowen-Hahto is the owner of Travel Line, a travel agency. She is a lifetime resident of the Buckley/Enumclaw area and has been active in the community. Ms. Bowen-Hahto is a member of the Enumclaw Chamber of Commerce. She is also active in the White River Wrestling Club serving as Treasurer. Ms. Bowen-Hahto is a member of the Wabash Presbyterian Church.

          Brian William Gallagher is President and owner of Northern Transport, Inc., a logging company as well as a transportation company for logs, pilings and poles. He has been in business in the Enumclaw area for over 20 years. Mr. Gallagher is also active in the PTA of the White River School District and is a board member of the Northwest Junior Livestock Show and also a board member of the White River High School Vocational Agricultural Program.

          Terry Lee Garrison is owner of Garrison and Associates, a medical supply company, which distributes orthopedic devices to doctors and hospitals in Washington, Oregon, Idaho and Alaska.

          Michael Knapp Jones, Sr. is a licensed Certified Public Accountant and operates his business under the name of Jones & Associates, Certified Public Accountants. He has many clients on the Enumclaw Plateau. Mr. Jones is also owner of Hyper Techna Products, Inc., a marine wholesale business. Mr. Jones has been active in three professional accounting associations and four boating associations where he has held numerous positions. Mr. Jones and his family live on the Plateau.

          Barry Christopher Kombol is an attorney in private practice. Mr. Kombol has been a member of the Washington State Bar Association since 1978. He serves as general counsel for Palmer Coking Coal Co. and Pacific Coal Company in Black Diamond. He is secretary/treasurer of Pacific Coast Coal Company, a company he helped found in 1982. Mr. Kombol also has served as Judge Pro-Tem/Magistrate at Enumclaw Municipal and Aukeen District Courts in King County. He is past president and a current member of the Enumclaw Lions Club; founder of the Black Diamond Community Center; a coach in the Cascade Foothills Soccer League (1992-1995); a member of King County's "Enumclaw Community Planning Committee" (1987-88); and has been a member of the Sacred Heart Parish in Enumclaw since 1978.

          John William Raeder has been Chairman of the Board and co-owner of Universal Refrigeration, Inc., a heating, ventilating, refrigeration and air conditioning business since March, 1987. Prior to that time, he had been with Jack Frost Company, a similar business, for 16 years. Mr. Raeder is on the Board of Directors of the Auburn Chamber of Commerce and is Vice President of the Government Affairs Division. Active in youth activities while his children were young, he was baseball coach and basketball coach for Little League, and Committee Chairman and Cub Scout Pack Leader with the Boy Scouts of America. Mr. Raeder is also a member of Air Conditioning Contractors of America. Mr. Raeder is an active member of Calvary Presbyterian Church, serving as Elder.

          Garrett Simon Van Beek is a dairyman, operating a 120 acre farm. He and his wife moved to the Enumclaw area and began farming over 28 years ago.
Mr. Van Beek has been a director of the King County Farm Bureau, director of the Pierce County Farm Bureau and director of the Farm Bureau of Washington State. He also served as a director for the Federal Land Bank of Puyallup from 1977 until 1985. He served on the Loan

Committee and the Building Committee. Over the years, he has been involved in youth activities such as Future Farmers of America. Active in Calvary Presbyterian Church, Garrett has served as Sunday school teacher, youth leader and Elder. In addition, he has participated on the Stewardship Committee and Outreach Committee. Mr. Van Beek is a past member of the Governor's counsel for agriculture and environment.

          Hans Rudolf Zurcher, a dairy farmer since 1957, presently operates a 134 acre dairy farm. Mr. Zurcher served as President and Board member for the King County Dairy Herd Improvement Association (D.H.I.A.). He has been on the Board of the King-Pierce County Dairy Federation, a political action group, since 1983 and has served as President since 1986. In addition, Mr. Zurcher has served on the Advisory Committee for the Washington State University Dairy Short Course. He is an alumni member of the Enumclaw Future Farmers of America Club, and he and his wife have been active in 4-H along with their children. For the past five years he has served on various committees at the Washington State Dairy Products Commission.

          Steve Wayne Moergeli is the President and Chief Executive Officer of the Bank. Mr. Moergeli began his banking career in Enumclaw in 1978 with Cascade Security Bank and served as Vice President and manager of Key Bank before joining the Bank in May 1991 as its Senior Loan Officer. Mr. Moergeli is past President of the Enumclaw Area Chamber of Commerce, past President of the Enumclaw Lions Club and today, serves as Chairman of the Enumclaw City Board of Adjustments.

          Sheila Marie Brumley is the Senior Vice President and Cashier of the Bank and the Secretary and Chief Financial Officer of the Company. She also holds the position of Corporate Secretary of both entities. Ms. Brumley started her banking career with Security Pacific National Bank in 1973. She served as Vice President and Cashier with Puyallup Valley Bank prior to joining the Bank in September of 1990.

Remuneration Of Officers And Directors

          The Company has no paid employees. The following table sets forth compensation paid by the Bank to its top three executive officers during the fiscal year end 1996. Directors of the Company do not receive retainers, fees for meetings attended, or other cash compensation. Non-Employee Directors of the Bank (other than the Chairman) receive an annual retainer of $6,000 and $50 for each committee meeting attended.

Name of Individual                         Capacities in Which
or Identity of Group                   Remuneration Was Received                Aggregate Remuneration
--------------------                   --------------------------------         ----------------------
Roy T. Brooks                          Chairman and CEO of the Company;                  $ 42,000
                                       Chairman of the Bank
Steve W. Moergeli                      President and CEO of the Bank (1)                 $ 65,734
Sheila M. Brumley                      Chief Financial Officer of the
                                       Company; Senior Vice President and                $ 69,667
                                       Cashier of the Bank

All Executive Officers
as a group (3)                                                                           $177,401

     (1) Served as Vice President and Senior Loan Officer in 1996. Appointed Bank President in March 1997.

     Roy T. Brooks, Chairman of the Board and Chief Executive Officer of the Company and Chairman of the Board of the Bank, served as a consultant to the Company and the Bank in 1996 for which he received monthly compensation of $3,500. In December 1996, following the resignation of President Kenneth Borg, Mr. Brooks was appointed Interim President and Chief Executive Officer of the Bank, at which time he became an employee at an annual salary of $44,100. See "Certain Transactions and Relationships."

Stock Option Plans

          Director Stock Option Plan.  At the first Annual Meeting of
          --------------------------
Shareholders of the Bank, the shareholders approved the 1990 Director Stock Option Plan (the "Director Plan"). The Director Plan has been assumed and adopted by the Company. Under the terms of the Director Plan, an outside director is granted an option to purchase 6,000 Shares upon his or her initial election to the Board of Directors at an exercise price equal to the fair market value of such Shares on the date of the grant. The options are exercisable on a cumulative basis in annual installments of 33% each on the third, fourth and fifth anniversary of the date of grant. The service as a director must be continuous for such vesting to occur.

          A total of 60,000 Shares may be issued under the Director Plan. Options to purchase 54,000 Shares at $5.00 per Share were issued on June 13, 1990, and expire on June 13, 2005. All such options are presently exercised or exercisable. No option can be exercised after the expiration of fifteen (15) years from the date of grant. Shares subject to stock options held by the directors of the Company are described in "Security Ownership of Management and Certain Shareholders."

          Employee Stock Option Plan.  At the first Annual Meeting of the
          --------------------------
Shareholders of the Bank, the shareholders approved the 1990 Employee Stock Option Plan (the "Employee Plan"). The Employee Plan has been assumed and adopted by the Company. Under the terms of the Employee Plan, both incentive and non-qualified options may be granted to key employees of the Bank. The exercise price of the options may not be less than 100% of the fair market value of the Shares on the date in which the option is granted. In general, an incentive stock option may be exercised during a period of not more than 10 years from the date of the grant, although a shorter period may be specified, and in such amounts as the Board may determine. A non-qualified stock option may be exercised during the period specified by the Board. The Board has the authority to thereafter accelerate the period within which any option may be exercised.

          A total of 60,000 Shares may be issued under the Employee Plan. At June 30, 1997, there were outstanding options to purchase 31,332 Shares and 28,668 Shares remain available under the Employee Plan for future growth.

Security Ownership Of Management And Certain Shareholders

          The following table sets forth certain information including the beneficial ownership of Shares as of September 15, 1997, with respect to (i) each of the three highest paid persons who are officers or directors of the Company or the Bank; (ii) the directors of the Company; and (iii) all officers and directors as a group. The Company is not aware of any person who at September 15, 1997, beneficially owned more than 5% of its outstanding Shares.

                                                      Amount and Nature               Percent
Name and Address                                      of Ownership(1)                Ownership
Roy T. Brooks, Chairman and CEO                          25,720 (2)                     3.63%
38908 254th SE, Enumclaw, WA  98022

Michael K. Jones, Director                               24,245 (3)                     3.41%
325 N. Central, Kent, WA  98032

                                                      Amount and Nature               Percent
Name and Address                                      of Ownership(1)                Ownership
Brian W. Gallagher, Director                             15,154 (4)                     2.13%
15727 Tubbs Road, Buckley, WA  98321

Terry L. Garrison, Director                              13,314 (5)                     1.87%
40421 268th SE, Enumclaw, WA  98022

Barry C. Kombol, Director                                12,800 (6)                     1.80%
31615 3rd Ave, Black Diamond, WA  98010

Garrett S. Van Beek, Director                            19,715 (7)                     2.78%
23423 SE 464th, Enumclaw, WA  98022

John W. Raeder, Director                                 17,753 (8)                     2.50%
14142 SE 238th Lane, Kent, WA  98042

Susan K. Bowen-Hahto, Director                           15,000 (9)                     2.11%
22728 Entwhistle Road, Buckley, WA  98321

Hans Rudy Zurcher, Director                              22,914 (10)                    3.23%
39102 236th SE, Enumclaw, WA  98022

Steve W. Moergeli, Bank President  and CEO, &            11,382 (11)                    1.61%
Director 39703 - 253rd SE, Enumclaw, WA  98022

Sheila M. Brumley, Bank SVP & Company CFO                 8,388 (12)                    1.19%
5706 - 114th Avenue Ct E, Puyallup, WA  98372

All officers and directors as a                         186,340 (14)                   26.21%
group (11 persons) (13)

(1)  Shares held directly with sole voting power unless otherwise indicated.

(2) Includes 3,000 Shares held jointly with Mr. Brooks' spouse and 4,000 Shares subject to stock options exercisable within 60 days.

(3) Includes 4,000 Shares held by Mr. Jones' spouse, 2,245 Shares held in trusts for the benefit of Mr. Jones' children, and 6,000 Shares subject to stock options exercisable within 60 days.

(4) Includes 2,278 Shares held joint with Mr. Gallagher's spouse, 1,386 Shares held for the benefit of Mr. Gallagher's children, and 6,000 Shares subject to stock options exercisable within 60 days.

(5) Includes 314 Shares held in a trust for the benefit of Mr. Garrison's children and 6,000 Shares subject to stock options exercisable within 60 days.

(6)  Includes 6,000 Shares subject to stock options exercisable within 60 days.

(7) Includes 2,278 Shares held by Mr. Van Beek's spouse, 2,972 Shares held jointly with his spouse, and 6,000 Shares subject to stock options exercisable within 60 days.

(8)  Includes 6,000 Shares subject to stock options exercisable within 60 days.

(9) Includes 1,000 Shares held jointly with Ms. Bowen-Hahto's spouse, 1,200 held in trusts for the benefit of her children, and 6,000 Shares subject to stock options exercisable within 60 days.

(10) Includes 6,000 Shares subject to stock options exercisable within 60 days.

(11) Includes 7,000 Shares subject to stock options exercisable within 60 days.

(12) Includes 920 Shares held in trust for the benefit of Ms. Brumley's children or jointly with her children and 7,000 Shares subject to stock options exercisable within 60 days.

(13) As noted in "Terms of the Offering--Purchase Intentions of Directors and Executive Officers," the directors and executive officers have indicated they intend to acquire in the aggregate approximately 12,000 Shares in the offering.

(14) Includes 66,000 Shares subject to stock options exercisable within 60 days.

Options, Warrants and Rights

          The Shares included in the table above as "exercisable within 60 days" are all exercisable at $5.00 per Share, except (i) 1,000 Shares under options held by Mr. Moergeli that are exercisable at $6.25 per share, and (ii) 1,000 Shares under options held by Ms. Brumley that are exercisable at $6.25 per share.

          In addition to the Shares subject to options included in the table above, Mr. Moergeli and Mr. Brooks have been granted options to purchase 7,500 Shares and 5,000 Shares, respectively, at $12.50 per Share. All such options vest as to one-third of the total amount granted on August 1, 2000, August 1, 2001, and August 1, 2002.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

          The Bank had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of the directors and officers of the Company and the Bank, and members of their immediate families and firms and corporations with which they are associated including borrowing and investing in certificates of deposit. All such loans and investments have been made on substantially the same terms, including interest rates paid or charged and collateral required, as those prevailing at the same time for comparable transactions with unaffiliated persons, and do not involve more than the normal risk of collectability or present other unfavorable features.

          At December 31, 1996, and December 31, 1995, certain officers and directors, or companies in which they have 10% or more beneficial interest, were indebted to the Bank in the aggregate amount of approximately $1.55 million and $1.46 million, respectively. During 1996, $896,000 of new loans and advances were made and repayments totaled $804,000. During 1995, $1.22 million of new loans and advances were made, and repayments totaled $1.17 million. All such loans are currently in good standing and are being paid in accordance with their terms, except as discussed below.

          In February 1997 two loans to businesses affiliated with director Terry L. Garrison were identified by the Bank as having potential weaknesses, because one of Mr. Garrison's businesses has ceased operations and the Bank lacks current financial information regarding Mr. Garrison's businesses. The two loans consist of a $100,000 line of credit with an outstanding balance of approximately $65,000, and a term loan with an outstanding balance of $137,400. Both loans are being paid in accordance with their terms, and the Bank believes are adequately secured by pledged real estate. The Bank is monitoring the status of the loans closely.

          As a result of several overdrafts to directors and/or their related interests during 1996 and 1997, the Bank has completely rewritten its insider overdraft policy and instituted new procedures as of April 1997 to ensure that all insider accounts are properly handled. The Bank has suffered no losses in connection with such overdrafts.

          Effective December 17, 1996, the Board of Directors accepted the resignation of Kenneth S. Borg, the President and Chief Operating Officer of the Company. Mr. Borg had served as President and Chief Executive Officer of the Bank since its opening in July 1990. In connection with his departure, the Company and Mr. Borg entered into a Settlement Agreement which generally provides that Mr. Borg receive certain benefits, including the payment of Mr. Borg's salary for the period beginning January 15, 1997, and ending May 15, 1997, payable at his 1996 salary rate of $84,908 and, as permissible, medical benefits.

          At the time of his resignation, Mr. Borg held options to purchase 20,000 Shares at an aggregate exercise price of $100,000. As part of the Settlement Agreement, Mr. Borg agreed to relinquish his right to exercise any currently exercisable stock options previously granted by the Company. In exchange for relinquishing these options, Mr. Borg has received or will receive the sum of $155,000 payable as follows: $75,000 upon compliance with certain terms specified in the Settlement Agreement and $80,000 payable on January 15, 1998.

          The Settlement Agreement further prohibits Mr. Borg for a period of three years from competing with the Company or the Bank in the Washington communities of Auburn, Buckley, Bonney Lake, Black Diamond, Enumclaw, Maple Valley and the Covington area.

          Roy T. Brooks, Chairman of the Board and Chief Executive Officer of the Company and Chairman of the Board of the Bank, served as a consultant to the Company and the Bank in 1996 for which he received monthly compensation of $3,500. Following the resignation of President Kenneth Borg, Mr. Brooks was appointed Interim President and Chief Executive Officer of the Bank, at which time he temporarily became an employee at an annual salary of $44,100. Mr. Moergeli was appointed President and Chief Executive Officer of the Bank in March 1997.


                        BANK SUPERVISION AND REGULATION

  The following generally refers to certain significant statutes and regulations affecting the banking industry. These references are only intended to provide brief summaries and, therefore, are not complete and are qualified by the statutes and regulations referenced. In addition, due to the numerous statutes and regulations which apply to and regulate the banking industry, many are not referenced below.

                                  The Company
                                  -----------

General

  As a bank holding company, the Company is subject to the Bank Holding Company Act of 1956 ("BHCA"), as amended, which places the Company under the supervision of the Board of Governors of the Federal Reserve System ("FRB"). In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities related to banking. Certain recent legislation designed to expand interstate branching and relax federal restrictions on interstate banking has been phased in and may expand opportunities for bank holding companies (for additional information see below under the heading "The Bank - Recent Federal Legislation - Interstate Banking and Branching"). However, the impact of this legislation on the Company is unclear at this time.

Holding Company Structure

     FRB Regulation.  The Company must obtain the approval of the FRB before it:
     --------------
(1) acquires direct or indirect ownership or control of any voting shares of a bank if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the bank's voting shares; (2) merges or consolidates with another bank holding company; and (3) acquires substantially all of the assets of any additional banks. Until September of 1995, the BHCA also prohibited the acquisition by the Company of any such interest in any bank or bank holding company located in a state other than Washington unless the laws of that state expressly authorized such acquisition. Now, subject to certain state laws, such as age and contingency laws, a bank holding company that is adequately capitalized and adequately managed may acquire the assets of an out-of-state bank.

     The Company files annual and quarterly reports and any other reports the FRB may require from time to time. In addition, the FRB periodically examines the Company and its subsidiary Bank.

     Holding Company Control of Nonbanks.  With certain exceptions, the BHCA
     -----------------------------------
prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares in any company other than a bank or a bank holding company unless the FRB finds the company's business activities to be incidental to the business of banking or managing or controlling banks. When making this determination, the FRB in part considers whether allowing a bank holding company to engage in those activities would offer advantages to the public that would outweigh possible adverse effects.

     The Economic Growth and Regulatory Paperwork Reduction Act of 1996 ("Economic Growth Act") amended the BHCA to eliminate the requirement that a bank holding company seek FRB approval before engaging de novo in permissible nonbanking activities, if the holding company is well capitalized and meets certain other criteria specified in the statute. A bank holding company meeting the specifications is now required only to notify the FRB within 10 business days after the activity has begun. On February 28, 1997, the FRB issued a final rule incorporating the changes enacted by the Economic Growth Act. Effective April 21, 1997, a well-run bank holding company, without any prior notice or FRB approval, may commence immediately any activity that is currently or at the time of commencement included in the FRB's list of acceptable nonbanking activities.

     Acceptable nonbanking activities include: (1) operating an industrial loan company, mortgage company, finance company, trust company, or credit card company; (2) performing certain data processing operations; and (3) providing investment and financial advice. In contrast, prohibited nonbanking activities include real estate brokerage and syndication, land development, property management, and the underwriting of life insurance not related to credit transactions. From time to time, the FRB may add to or delete from the list of activities permissible for bank holding companies.

     Transactions With Affiliates.  The Company and the Bank are considered
     ----------------------------
affiliates within the meaning of the Federal Reserve Act, and transactions between affiliates are subject to certain restrictions. Section 23A of the Federal Reserve Act limits certain covered transactions. These covered transactions include, subject to specific exceptions, loans by bank subsidiaries to affiliates, investments by bank subsidiaries in securities issued by an affiliate or acceptance of such securities as collateral, and the purchase by a bank subsidiary of an affiliate's assets. Section 23B of the Federal Reserve Act, among other things, restricts an institution from engaging in specified transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable, to the institution as those prevailing at the time for comparable transactions with non-affiliated companies.

     Tie-In Arrangements.  The Company and the Bank cannot engage in certain
     -------------------
tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor the Bank may condition an extension of credit on either (1) a requirement that the customer obtain additional services provided by it or (2) an agreement by the customer to refrain from obtaining other services from a competitor. Effective April 21, 1997, the FRB has adopted significant amendments to its anti-tying rules that: (1) remove FRB-imposed anti-tying restrictions on bank holding companies and their non-bank subsidiaries; (2) create exemptions from the statutory restriction on bank tying arrangements to allow banks greater flexibility to package products with their affiliates; and (3) establish a safe harbor from the tying restrictions for certain foreign transactions. These amendments are designed to enhance competition in banking and nonbanking products and allow banks and their affiliates to provide more efficient and lower-cost service to customers. However, the impact of the amendments on the Company and the Bank is unclear at this time.

     State Law Restrictions.  As a corporation chartered under the laws of the
     ----------------------
State of Washington, the Company is also be subject to certain limitations and restrictions under applicable Washington corporate laws.

     Securities Registration and Reporting.  The common stock of the Company is
     -------------------------------------
registered as a class with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. Thus, the Company is subject to the periodic reporting and proxy solicitation requirements and the insider-trading restrictions of that Act. The periodic reports, proxy statements, and other information filed by the Company under that Act can be inspected and copied at or obtained from the Washington, D.C. office of the SEC. In addition, the securities issued by the Company are subject to the registration requirements of the Securities Act of 1933 and applicable state securities laws, unless exemptions are available.

Control Transactions

     The Change in Bank Control Act of 1978, as amended, requires a person (or group of persons acting in concert) acquiring "control" of a bank holding company to provide the FRB with at least 60 days' advance written notice of the proposed acquisition. Following receipt of this notice, the FRB has 60 days to issue a notice disapproving the proposed acquisition, but the FRB may extend this time period for up to an additional 30 days. An acquisition may be completed before the expiration of the disapproval period if the FRB issues written notice of its intent not to disapprove the transaction.

     In addition, any "company" must obtain the FRB's approval under the BHCA before acquiring 25% (5% if the company is a bank holding company) or more of the outstanding shares of the Company, or otherwise obtaining control over the Company.

                                    The Bank
                                    --------

General

      Despite some recent legislative initiatives to reduce regulatory burdens, banking remains a highly regulated industry. Legislation enacted from time to time may increase the cost of doing business, limit or expand permissible activities, or affect the competitive balance between banks and other financial and nonfinancial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in state legislatures, and before various bank regulatory agencies. In addition, there continue to be proposals in Congress to restructure the banking system.

      Some of the significant areas of bank regulation are generally discussed below.

Regulation of National Banks

      The Bank, as a national banking association, is subject to primary regulation and examination by the OCC. It is also subject to regulation by the FRB and, to a more limited extent, by the Federal Deposit Insurance Corporation ("FDIC"). Federal statutes and regulations which govern the Bank's operations relate to required reserves against deposits, investments, loans, mergers and consolidations, borrowings, issuance of securities, payment of dividends, establishment of branches, and other aspects of its operations. The National Bank Act restricts the Bank to performing commercial banking business and engaging in activities incidental to the business of banking and prohibits the Bank from investing in equity securities, except in its fiduciary capacity. The OCC also may prohibit a national bank from engaging in activities it considers unsafe and unsound business practices.

Regulation of Management

      Federal law: (1) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency, (2) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests, and (3) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Control of Financial Institutions

      No person may acquire "control" of a bank unless the appropriate federal agency has been given sixty days prior written notice and within that time the agency has not disapproved the acquisition. Substantial monetary penalties may be imposed for violation of the change in control or other provisions of banking laws.

Recent Federal Banking Legislation

      Interstate Banking and Branching.  The Riegle-Neal Interstate Banking and
      ---------------------------------
Branching Efficiency Act of 1994 ("Interstate Act") generally permits nationwide interstate banking and branching. This legislation authorizes interstate branching and relaxes federal law restrictions on interstate banking. Subject to certain state laws, such as age and contingency laws, the Interstate Act allows adequately capitalized and adequately managed bank holding companies to purchase the assets of out-of-state banks (effective as of September 29, 1995). Additionally, since June 1, 1997, the Interstate Act permits interstate bank mergers, subject to these state laws, unless the home state of either merging bank has "opted-out" of these provisions by enacting "opt-out" legislation. The Interstate Act does allow states to impose certain conditions on interstate bank mergers within their borders; for example, states may require that the in-state merging bank exist for up to five years before the interstate merger. Under the Interstate Act, states may also "opt-in" to de novo branching, allowing out-of-state banks to establish de novo branches within the state.

      In 1996, Washington enacted "opting in" legislation authorizing interstate mergers pursuant to the Interstate Act. Accordingly, as of June 6, 1996, an out-of-state bank holding company may now acquire more than 5% of the voting shares of a Washington-based bank, regardless of reciprocity, provided such bank or its predecessor has been doing business for at least five years prior to the acquisition. Further, an out-of-state bank may engage in banking in Washington if the requirements of Washington's interstate banking statute are met, and the bank either (1) was lawfully engaged in banking in Washington on June 6, 1996,
(2) resulted from an interstate combination pursuant to Washington law, (3) resulted from a relocation of a head office of a state bank or a main office of a national bank pursuant to federal law, or (4) resulted from the establishment of a savings bank branch in compliance with applicable Washington law. Additionally, the Washington Director of Financial Institutions may approve interstate combinations if the basis for such approval does not discriminate against out-of-state banks, out-of-state holding companies, or their subsidiaries.

      Regulatory Improvement.  In 1994, Congress enacted the Community
      ----------------------
Development and Regulatory Improvement Act ("Regulatory Improvement Act") with the intent of, among other things, reducing the regulatory burden on financial institutions. This Act is intended to streamline certain regulatory procedures and relax certain regulatory compliance requirements. In addition, the Regulatory Improvement Act specifically directs each federal banking agency to review and streamline its regulations and written supervisory policies.

Other Significant Federal Banking Legislation

      Federal Deposit Insurance Corporation Improvement Act of 1991 (the
      ------------------------------------------------------------------
"FDICIA").  FDICIA was enacted into law in late 1991.  As required by FDICIA,
---------
numerous regulations have been adopted by federal bank regulatory agencies, including the following: (1) federal bank regulatory authorities have established five different capital levels for banks and, as a general matter, enable banks with higher capital levels to engage in a broader range of activities; (2) the FRB has issued regulations requiring standardized disclosures with respect to interest paid on deposits; (3) the FDIC has imposed restrictions on the acceptance of brokered deposits by weaker banks; (4) the FDIC has implemented risk-based deposit insurance premiums; and (5) the FDIC has issued regulations requiring state chartered banks to comply with certain restrictions with respect to equity investments and activities in which the banks act as a principal.

      FDICIA recapitalized the Bank Insurance Fund ("BIF") and required the FDIC to maintain the BIF and Savings Association Insurance Fund ("SAIF") at 1.25% of insured deposits by increasing deposit insurance premiums as necessary to maintain such ratio. FDICIA also required federal bank regulatory authorities to implement the following: (1) non-capital standards of safety and soundness; (2) operational and managerial standards for banks; (3) asset and earnings standards for banks and bank holding companies addressing such areas as classified assets, capital, and stock price; and (4) standards for compensation of executive officers and directors of banks.

      The Financial Institutions Reform, Recovery and Enforcement Act of 1989
      -----------------------------------------------------------------------
("FIRREA").  FIRREA became effective on August 9, 1989. Among other things, this
----------
far-reaching legislation (1) phased in significant increases in the FDIC insurance premiums paid by commercial banks; (2) created two deposit insurance pools within the FDIC, one to insure commercial bank and savings bank deposits and the other to insure savings association deposits; (3) for the first time, permitted bank holding companies to acquire healthy savings associations; (4) permitted commercial banks that meet certain housing-related asset requirements to secure advances and other federal services from their local Federal Home Loan Banks; and (5) greatly enhanced the regulators' enforcement powers by removing procedural barriers and sharply increasing the civil and criminal penalties for violating statutes and regulations.

Restrictions on Capital Distributions

      Dividends paid by the Bank to the Company are a material source of the Company's cash flow. Various federal statutory provisions limit the amount of dividends the Bank is permitted to pay to the Company without regulatory approval. FRB policy further limits the circumstances under which bank holding companies may declare dividends. For example, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset qualify, and overall financial condition.

      If, in the opinion of the applicable federal banking agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution, could include the payment of dividends), the agency may require, after notice and hearing, that the institution cease and desist from that practice. In addition, the FRB and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings.

      Under the National Bank Act, national banks may only pay dividends without advance approval of the OCC, if the total of all dividends declared by the national bank in any calendar year will exceed the sum of its net profits (as defined) for that year plus its retained profits for the preceding two calendar years, less any required transfers to surplus. The National Bank Act also prohibits national banks from paying dividends that would be in an amount greater than net profits then on hand (as defined) after deducting losses and bad debts (as defined).

Capital Requirements

      Capital Adequacy Requirements.  The FRB, the FDIC, and the OCC
      -----------------------------
(collectively, the "Agencies") have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. Failure to achieve and maintain adequate capital levels may give rise to supervisory action through the issuance of a capital directive to ensure the maintenance of required capital levels.

      The current guidelines require all federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets. The Bank has not received any notice indicating that it will be subject to higher capital requirements.

      Under these guidelines, banks' assets are given risk-weights of 0%, 20%, 50% or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans (both carry a 50% rating). Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds (which have a 50% rating) and direct obligations of or obligations guaranteed by the United States Treasury or United States Government Agencies (which have a 0% rating).

      The Agencies have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points. Any institution operating at or near the 3% level is expected to have well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity and good earnings, and in general, to be a strong banking organization without any supervisory, financial or operational weaknesses or deficiencies. Any institutions experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

      Regulations adopted by the Agencies as required by FDICIA impose even more stringent capital requirements. The regulators require the OCC and other Federal Banking Agencies to take certain "prompt corrective action" when a bank fails to meet certain capital requirements. The regulations establish and define five capital levels: (1) "well-capitalized,"
(2) "adequately capitalized," (3) "undercapitalized," (4) "significantly undercapitalized" and (5) "critically undercapitalized." To qualify as "well-capitalized," an institution must maintain at least 10% total risk-based capital, 6% Tier 1 risk-based capital, and a leverage ratio of no less than 5%. Increasingly severe restrictions are imposed on the payment of dividends and management fees, asset growth and other aspects of the operations of institutions that fall below the category of being "adequately capitalized" (which requires at least 8% total risk-based capital, 4% Tier 1 risk-based capital, and a leverage ratio of at least 4%). Undercapitalized institutions are required to develop and implement capital plans acceptable to the appropriate federal regulatory agency. Such plans must require that any company that controls the undercapitalized institution must provide certain guarantees that the institution will comply with the plan until it is adequately capitalized. As of June 30, 1997, neither the Company nor the Bank were subject to any regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure.

      In August of 1995, the Federal Banking Agencies adopted a final rule implementing the portion of Section 305 of FDICIA that requires the banking agencies to revise their risk-based capital standards to ensure that those standards take adequate account of interest rate risk. Effective September 1, 1995, when evaluating the capital adequacy of a bank, the Federal Banking Agencies' examiners will consider exposure to declines in the economic value of the bank's capital due to changes in interest rates. A bank may be required to hold additional capital for interest rate risk if it has a significant exposure or a weak interest rate risk management process. Concurrent with the publication of this final rule, the Agencies proposed for comment a joint policy statement describing the process the Agencies will use to measure and assess a bank's interest rate risk. This joint policy statement was superseded by an updated Joint Policy Statement in June of 1996. Any impact the joint final rule and the Joint Policy Statement may have on the Company or the Bank cannot be predicted at this time.

      In addition, the Agencies published a joint final rule on September 6, 1996, amending their respective risk-based capital standards to incorporate a measure for market risk to cover all positions located in an institution's trading account and foreign exchange and commodity positions wherever located. This final rule, that became effective January 1, 1997, implements an amendment to the Basle Capital Accord that sets forth a supervisory framework for measuring market risk. The final rule effectively requires banks and bank holding companies with significant exposure to market risk to measure that risk using its own internal value-at-risk model, subject to the parameters of the final rule, and to hold a sufficient amount of capital to support the institution's risk exposure.

      Institutions subject to this final rule must be in compliance with it by January 1, 1998. This final rule applies to any bank or bank holding company, regardless of size, whose trading activity equals 10% or more of its total assets, or whose trading activity equals $1 billion or more. An institution's trading activity is defined as the sum of its trading assets and trading liabilities as reported in its most recent call report for a bank, or its most recent Y-9C Report for a bank holding company. Total assets means quarter-end total assets. The Agencies may require an institution not otherwise subject to the final rule to comply with it for safety and soundness reasons and also may exempt an institution otherwise subject to the final rule from compliance under certain circumstances.

FDIC Insurance

      Generally, customer deposit accounts in banks are insured by the FDIC for up to a maximum amount of $100,000. The FDIC has adopted a risk-based insurance assessment system under which depository institutions contribute funds to the BIF and the SAIF based on their risk classification. The FDIC assigns institutions a risk classification based on three capital groups and three supervisory subgroups. The capital groups are "well capitalized," "adequately capitalized," and "undercapitalized." The three supervisory subgroups are Group "A" (for financially sound institutions with only a few minor weaknesses), Group "B" (for those institutions with weaknesses which, if uncorrected, could cause substantial deterioration of the institution and increase risk to the deposit insurance fund), and Group "C" (for those institutions with a substantial probability of loss to the fund absent effective corrective action).

      On September 30, 1996, the Deposit Insurance Funds Act of 1996 ("Funds Act") was enacted. The Funds Act provides, among other things, for the recapitalization of the SAIF through a special assessment on all depository institutions that hold SAIF insured deposits. The one-time assessment is designed to place the SAIF at its 1.25 reserve ratio goal.

      The Funds Act, for the three year period beginning in 1997, subjects BIF insured deposits to a Financing Corporation ("FICO") premium assessment on domestic deposits at one-fifth the premium rate (approximately 1.3 basis points) imposed on SAIF insured deposits (approximately 6.5 basis points). In addition, service debt funding on FICO bonds for the first half of 1997 is expected to result in BIF insured institutions paying .64 cents for each $100 of assessed deposits, and SAIF insured institutions paying 3.2 cents on each $100 of deposits. Beginning in the year 2000, BIF insured institutions will be required to pay the FICO obligations on a pro-rata basis with all thrift institutions; annual assessments are expected to equal approximately 2.4 basis points until 2017, to be phased out completely by 2019.

      For the remainder of 1997 and until further action by the FDIC, BIF premiums will be maintained at their current level. Accordingly, institutions in the lowest risk category will continue to pay no premiums, and other institutions will be assessed based on a range of rates, with those in the highest risk category paying 27 cents for every $100 of BIF insured deposits. Rates in the SAIF assessment schedule, previously ranging from 4 to 31 basis points, have been adjusted by 4 basis points to a range of 0 to 27 basis points.

      Banking regulators are empowered under the Funds Act to prohibit insured institutions and their holding companies from facilitating or encouraging the shifting of deposits from the SAIF to the BIF in order to avoid higher assessment rates. Accordingly, the FDIC recently proposed a rule that would, if adopted as proposed, impose entrance and exit fees on depository institutions attempting to shift deposits from the SAIF to the BIF as contemplated by the Funds Act. The Funds Act also provides for the merger of the BIF and SAIF on January 1, 1999, only if no thrift institutions exist on that date. It is expected that Congress will continue to address comprehensive legislation on the merger of the funds and elimination of the thrift charter.

                           DESCRIPTION OF SECURITIES

General

      The Company's Articles of Incorporation authorize the Company to issue up to 5,000,000 Shares of common stock, at a par value of $1.00 per Share, of which 706,296 Shares are outstanding. Assuming the sale of 100,000 Shares in the Offering, the Company will have 806,296 Shares outstanding. All outstanding Shares are fully paid and nonassessable. The Shares do not represent or constitute deposit accounts and are not insured by the FDIC.

      All Shares will be entitled to share equally in dividends from funds legally available therefor, when, as, and if declared by the board of directors, and upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in all assets of the Company available for distribution to the common stock shareholders. It is not anticipated that the Company will pay any dividends on the Shares in the foreseeable future. See "Dividend Policy." Each holder of Shares is entitled to one vote for each Share on all matters submitted to the shareholders. There is no cumulative voting, and there are no pre-emptive rights, redemption rights, sinking fund provisions, or rights of conversion in existence with respect to the Shares.

      Shareholders' rights and related matters are governed by the Washington Business Corporation Act (the "WBCA"), the Company's Articles of Incorporation and its Bylaws. The Company's Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the Shares entitled to vote generally in the election of directors, voting as a single group, as provided by the WBCA. Article X of the Company's Articles of Incorporation, which deals with the number of directors, the staggering of the terms of office of the directors, the filling of vacancies on the board of directors, and the removal of directors, may not be altered or repealed without the affirmative vote of at least 80% of the Company's outstanding common stock. The Company's Bylaws may be amended by either the board of directors or by the affirmative vote of a majority of the Company's outstanding Shares. Any Bylaw amendment adopted by the board of directors may be repealed, amended or reinstated by a majority vote of the outstanding Shares, at the next meeting of shareholders following the board's amendment.

Staggered Board of Directors

      The Company's board of directors is divided into three classes of directors serving staggered terms. The Company's Articles of Incorporation, including the use of a staggered board, may render more difficult a change in control of the Company or removal of incumbent management.

State Anti-Takeover Provisions

     Certain provisions of the Washington Business Corporation Act ("WBCA"), summarized below, may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

     As a Washington corporation, the Company is subject to the provisions of the WBCA, including Section 23B.19. In general, Section 23B.19 prohibits a Washington corporation from engaging in a "significant business transaction" for a period of five years after the acquisition of ten percent or more of the corporation's outstanding stock by a third party (an "acquiring person"), unless the significant business transaction or the acquisition of the threshold number of shares by the acquiring person is approved, prior to the acquisition of the shares, by a majority of the directors of the corporation. "Significant business transactions" are defined to include, among other things, (i) merger of the target corporation or any subsidiary thereof with the acquiring person or any affiliate; (ii) sale, lease, mortgage, or other disposition or encumbrance, to or with the acquiring person or affiliate, of five percent or more of the target corporation's assets; (iii) termination of five percent or more of the employees of the target corporation or its subsidiaries employed in Washington;
(iv) issuance, transfer or redemption by the target corporation or any subsidiary, of shares, or of options, warrants, or rights to acquire shares of the target corporation or any subsidiary, to or beneficially owned by an acquiring person, unless on the same terms as are offered to all other target corporation shareholders; and (v) the liquidation or dissolution of the target corporation proposed by, or pursuant to an agreement or understanding with, an acquiring person or affiliate.

                                    EXPERTS

      The financial statements included in this Prospectus, to the extent and for the periods indicated in their reports, have been audited by Knight, Vale & Gregory, independent certified public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

      The validity of the Shares offered by the Company will be passed upon for the Company by Graham & Dunn, 1420 Fifth Avenue, 33rd Floor, Seattle, Washington 98101-2390.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                         INDEX TO FINANCIAL STATEMENTS


AS FOR THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED) AND FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

     Independent Auditor's Report.............................................................    F-1

     Consolidated Balance Sheets at June 30, 1997 (Unaudited), and at December 31, 1996.......    F-2

     Consolidated Statements of Income for the six months ended June 30, 1997, and 1996
        (Unaudited), and for the years ended December  31, 1996, and 1995......................   F-3

     Consolidated Statements of  Shareholders' Equity for the six months ended June 30, 1997
        (Unaudited), and  for the years ended  December 31, 1996, and 1995.....................   F-4

     Consolidated Statements of Cash Flows for the six months ended June 30, 1997,
         and 1996 (Unaudited), and for the years ended December 31, 1996, and 1995.............   F-5

     Notes to Consolidated Financial Statements................................................   F-7

                          Independent Auditors' Report



Board of Directors
Mountain Bank Holding Company and Subsidiaries
Enumclaw, Washington


We have audited the accompanying consolidated balance sheet of Mountain Bank Holding Company and Subsidiaries as of December 31, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mountain Bank Holding Company and Subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.



KNIGHT, VALE & GREGORY, INC., P.S.

/s/ Knight, Vale & Gregory, Inc.,  P.S.

Tacoma, Washington
February 7, 1997, except for Note 21 as to which the date is February 13, 1997

Consolidated Balance Sheets
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1997 and December 31, 1996
(Dollars in Thousands)

                                                                        June 30,        December 31,
                                                                        1997            1996
                                                                        (Unaudited)
Assets
  Cash and due from banks (Note 3)                                      $ 3,022         $ 3,651
  Federal funds sold and interest bearing deposits in banks               3,550           7,550
  Securities available for sale (Note 4)                                 19,422          13,455
  Loans held for sale                                                       152              --

  Loans (Notes 5 and 11)                                                 38,841          37,543
  Less allowance for credit losses (Note 5)                                (476)           (391)
  Loans, net                                                             38,365          37,152

  Premises and equipment (Note 6)                                         2,101           2,206
  Accrued interest receivable                                               489             373
  Other assets                                                              273             174

  Total assets                                                          $67,374         $64,561


Liabilities
  Deposits:
   Demand                                                               $ 8,598         $ 8,565
   Savings, NOW and money market                                         29,757          29,622
   Time deposits (Note 7)                                                21,262          20,617
  Total deposits                                                         59,617          58,804
  Other borrowed money (Note 11)                                          1,800              --
  Accrued interest payable                                                  211             226
  Note payable (Note 8)                                                      46              46
  Other liabilities                                                         183             206

  Total liabilities                                                      61,857          59,282

Commitments and Contingencies (Note 11)                                      --              --

Shareholders' Equity
  Common stock (par value $1); authorized 1,000,000 shares;
   issued and outstanding:  1997 - 706,296 shares;
   1996 - 704,398 shares (Notes 13 and 18)                                  706             704
  Paid-in capital                                                         3,986           3,969
  Retained earnings (Note 17)                                               855             630
  Net unrealized depreciation on securities available for sale,
   net of tax of $15 in 1997 and $13 in 1996                                (30)            (24)
  Total shareholders' equity                                              5,517           5,279

  Total liabilities and shareholders' equity                            $67,374         $64,561

See notes to consolidated financial statements.

Consolidated Statements of Income
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
Six Months Ended June 30, 1997 and 1996 and
Years Ended December 31, 1996 and 1995
(Dollars in Thousands Except Per Share Amounts)

                                                             June 30,                    December 31,
                                                             1997        1996            1996            1995
                                                                 (Unaudited)
Interest Income
  Loans                                                      $  1,944    $  1,646        $  3,462        $  2,917
  Securities available for sale                                   555         275             661             355
  Federal funds sold and deposits in banks                         87          64             123             116
  Total interest income                                         2,586       1,985           4,246           3,388

Interest Expense
  Deposits                                                      1,044         815           1,725           1,392
  Short-term borrowings                                             1          --               1              15
  Note payable                                                      1           2               4               4
  Other                                                            --          --              --              13
  Total interest expense                                        1,046         817           1,730           1,424

  Net interest income                                           1,540       1,168           2,516           1,964

Provision for Credit Losses (Note 5)                              100          20              67              32

  Net interest income after provision for credit losses         1,440       1,148           2,449           1,932

Non-Interest Income
  Service charges on deposit accounts                             178         175             360             297
  Origination fees and gains on loans sold                         97         112             234             287
  Loss on sale of securities available for sale                   (12)         (1)            (11)             (1)
  Other                                                            65          54             109             103
  Total non-interest income                                       328         340             692             686

Non-Interest Expenses
  Salaries and employee benefits                                  709         643           1,324           1,222
  Occupancy and equipment                                         221         219             438             409
  Other (Note 20)                                                 501         448             949             854
  Total non-interest expenses                                   1,431       1,310           2,711           2,485

  Income before income taxes                                      337         178             430             133

Income Taxes (Note 9)                                             112          58             138              41

  Net income                                                 $    225    $    120        $    292        $     92

Earnings Per Common Shares
  Primary                                                    $    .32    $    .18        $    .43        $    .16
  Fully diluted                                                   .30         .17             .40             .14

Average Number of Common Shares Outstanding
  Primary                                                     704,714     661,075         671,715         588,710
  Fully diluted                                               751,793     714,120         723,590         638,126

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
Six Months Ended June 30, 1997 and
Years Ended December 31, 1996 and 1995
(Dollars in Thousands)

                                                                                Net Unrealized
                                                                                Appreciation
                                                                                (Depreciation)
                                               Common  Paid-in      Retained    on Securities
                                               Stock   Capital      Earnings    Available for Sale    Total
Balance at December 31, 1994                   $557    $2,674       $246        $(39)                 $3,438

Sale of common stock (102,042 shares)           102       894         --          --                     996

Options exercised (2,000 shares)                  2         8         --          --                      10

Net income                                       --        --         92          --                      92

Interest on redeemable stock (Note 18)           --        --        (17)         --                     (17)

Change in net unrealized appreciation
 (depreciation) on securities available
 for sale, net of tax                            --        --         --          48                      48

  Balance at December 31, 1995                  661     3,576        321           9                   4,567

Sale of common stock (730 shares)                --         7         --          --                       7

Transfer of redeemable stock (Note 18)           43       386         17          --                     446

Net income                                       --        --        292          --                     292

Change in net unrealized appreciation
 (depreciation) on securities available
 for sale, net of tax                            --        --         --         (33)                    (33)

  Balance at December 31, 1996                  704     3,969        630         (24)                  5,279

Net income (unaudited)                           --        --        225          --                     225

Sale of common stock
 (1,898 shares) (unaudited)                       2        17         --          --                      19

Change in net unrealized appreciation
 (depreciation) on securities available
 for sale, net of tax (unaudited)                --        --         --          (6)                     (6)

  Balance at June 30, 1997 (unaudited)         $706    $3,986       $855        $(30)                 $5,517

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
Six Months Ended June 30, 1997 and 1996 and
Years Ended December 31, 1996 and 1995
(Dollars in Thousands)

                                                                 June 30,                   December 31,
                                                                 1997        1996           1996             1995
                                                                    (Unaudited)
Cash Flows from Operating Activities
  Net income                                                     $    225    $   120        $    292         $     91
  Adjustments to reconcile net income to net cash
   provided by operating activities:
     Provision for credit losses                                      100         20              67               32
     Depreciation and amortization                                    135        142             282              268
     Amortization, net of accretion                                    (1)        17               4               38
     Deferred Federal income taxes                                     --         --             (18)              19
     Loss on securities available for sale                             12          1              11                1
     Gain on loans sold                                               (97)       (38)            (86)            (142)
     Originations of loans held for sale                           (3,974)    (5,376)        (10,796)         (12,135)
     Proceeds from sales of loans                                   3,919      5,706          11,212           12,033
     Increase in accrued interest receivable                         (116)       (64)            (86)             (23)
     Increase (decrease) in accrued interest payable                  (15)        21              81               74
     Other - net                                                     (133)       115              56              (22)
  Net cash provided by operating activities                            55        664           1,019              234

Cash Flows from Investing Activities
  Net (increase) decrease in Federal funds sold
   and interest bearing deposits in banks                           4,000      1,825          (4,725)          (2,825)
  Purchase of securities available for sale                       (11,475)    (5,048)        (11,894)          (4,760)
  Proceeds from sales of securities available for sale              5,502      2,452           6,449            1,134
  Proceeds from maturities of securities available for sale            --         --              71            1,800
  Increase in loans made to customers, net of
   principal collections                                           (1,313)    (2,766)         (6,634)          (5,130)
  Additions to premises and equipment                                 (30)       (31)           (109)            (582)
  Net cash used in investing activities                            (3,316)    (3,568)        (16,842)         (10,363)

Cash Flows from Financing Activities
  Net increase in demand, savings, NOW and
   money market deposits                                              168      1,218          11,800            6,395
  Net increase in time deposits                                       645        668           3,322            5,877
  Net proceeds from issuance of stock                                  --         --               7              996
  Proceeds from issuance of redeemable stock                           --         --              --              429
  Stock options exercised                                              19          6              --               10
  Increase (decrease) in short-term borrowings                      1,800        (47)             --             (575)
  Repayment of long-term debt                                          --         --              (1)              (1)
  Net cash provided by financing activities                         2,632      1,845          15,128           13,131

  Net change in cash and due from banks                              (629)    (1,059)           (695)           3,002

Cash and Due from Banks
  Beginning of period                                               3,651      4,346           4,346            1,344

  End of period                                                  $  3,022    $ 3,287        $  3,651         $  4,346

(continued)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
(concluded)

Mountain Bank Holding Company and Subsidiaries
Six Months Ended June 30, 1997 and 1996 and
Years Ended December 31, 1996 and 1995
(Dollars in Thousands)


                                                          June 30,                 December 31,
                                                           1997          1996       1996            1995
                                                         (Unaudited)
Supplemental Disclosures of Cash Flow Information
  Interest paid                                          $1,061          $ 796      $1,649          $1,350
  Income taxes paid                                         205             45          71              --

Supplemental Schedule of Non-Cash Investing and
  Financing Activities
   Change in unrealized appreciation (depreciation)
     on securities available for sale, net of tax            (6)           (31)     $  (33)         $   48
   Transfer of redeemable stock to common stock              --             --         446              --

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries

All amounts shown as of and for the periods ended June 30, 1997 and 1996 are unaudited.


Note 1 - Summary of Significant Accounting Policies

Basis of Consolidation and Operations

The consolidated financial statements include the accounts of Mountain Bank Holding Company (the Company) and its wholly owned subsidiaries, Mt. Rainier National Bank (the Bank), and Mountain Real Estate Holdings, Inc. All significant intercompany transactions and balances have been eliminated. The Company is a holding company which operates primarily through its major subsidiary, the Bank.

The Bank operates two branches and has a customer base centered in and around Southeastern King County and Northeastern Pierce County, Washington. The Bank's primary source of revenue is providing loans to customers, who are predominantly small and middle-market businesses and middle-income individuals.

Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for credit losses and the valuation of foreclosed real estate, management obtains independent appraisals for significant properties.

Securities Available for Sale

Securities available for sale consist of securities not classified as trading or as securities held to maturity. Securities available for sale are reported at fair value. Unrealized appreciation and depreciation, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity. Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

Loans Held for Sale

Mortgage loans originated for sale in the secondary market are carried at the lower of cost or estimated market value. Net unrealized losses are recognized through a valuation allowance established by charges to income.

(continued)

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 1 - Summary of Significant Accounting Policies (continued)

Loans

Loans are stated at the amount of unpaid principal, reduced by deferred loan fees and an allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal income.

Allowance for Credit Losses

The allowance for credit losses is increased by provisions charged to operations and reduced by loans charged off, net of recoveries. The allowance is based on management's periodic evaluation of potential losses in the loan portfolio after consideration of historical loss experience, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral, economic conditions, the results of examination of individual loans, the evaluation of the overall portfolio by senior credit personnel and federal and state regulatory agencies, and other risks inherent in the portfolio.

When management determines that it is possible that a borrower will be unable to repay all amounts due according to the terms of the loan agreement, including scheduled interest payments, the loan is considered impaired. The amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or when the primary source of repayment is provided by real estate collateral, at the fair value of the collateral less estimated selling costs. The amount of impairment and any subsequent charges are recorded through the provision for credit losses as an adjustment to the allowance for credit losses.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Bank and Mountain Real Estate Holdings, Inc. provide for income taxes on a separate return basis and remit to the Company amounts currently payable.

(continued)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 1 - Summary of Significant Accounting Policies (concluded)

Cash and Cash Equivalents

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks." The Bank maintains its cash in depository institution accounts which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Earnings Per Common Share

Earnings per common share, assuming no dilution, are computed by dividing net income by the weighted average number of common shares outstanding during each year. Fully diluted earnings per common share are computed assuming the exercise of stock options.

Recent Accounting Pronouncements

In June 1996, the Financial Accounting Standards Board issued Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 125), which establishes accounting and reporting standards based on consistent application of a financial components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when satisfied. The Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Statement is effective for the year beginning after December 15, 1996, and may not be applied retroactively. The Company has not assessed the impact of SFAS No. 125 on its future operations.

In December 1996, the Financial Accounting Standards Board issued SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB No. 125, which defers certain requirements of SFAS No. 125 to calendar year 1998.


Note 2 - Accounting Changes

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). As permitted under SFAS No. 123, the Company will continue to measure compensation expense for its stock-based employee compensation plan using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), and will provide pro forma disclosures of net income and earnings per share as if the fair value-based method had been applied in measuring compensation expense. Adopting this Statement will result only in additional disclosures for the Company, and as such, its adoption will have no effect on financial position or results of operations. Required pro forma disclosures are included in Note 13.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 3 - Restricted Assets

Federal Reserve Board regulations require maintenance of minimum reserve balances in the form of cash and balances with the Federal Reserve Bank. The amounts of such balances for the years ended December 31, 1996 and 1995 were approximately $300 thousand and $447 thousand, respectively.


Note 4 - Securities Available for Sale

Securities available for sale have been classified according to management's intent. The carrying amounts of securities and their approximate fair values at June 30, 1997 and December 31, 1996 are as follows (dollars in thousands):

                                                       Gross        Gross
                                           Amortized   Unrealized   Unrealized    Fair
                                           Cost        Gains        Losses        Value
Securities Available for Sale

June 30, 1997
  U.S. Treasury securities                 $ 4,420     $ 7          $ 3           $ 4,424
  U.S. Government agency securities         12,058       7           34            12,031
  Mortgage backed securities                 2,387      --            7             2,380
  State and municipal securities               199      --           --               199
  Federal Reserve Bank and
   Federal Home Loan Bank stock                388      --           --               388

                                           $19,452     $14          $44           $19,422


December 31, 1996
  U.S. Treasury securities                 $ 3,150     $--          $ 5           $ 3,145
  U.S. Government agency securities          8,832      10           39             8,803
  Mortgage backed securities                   803       1            4               800
  State and municipal securities               329      --           --               329
  Federal Reserve Bank and
   Federal Home Loan Bank stock                378      --           --               378

                                           $13,492     $11          $48           $13,455

(continued)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries

Note 4 - Debt Securities (concluded)

Gross realized gains and losses on sales of securities available for sale for the six months ended June 30, 1997 and 1996, and for the years ended December 31, 1996 and 1995 were (dollars in thousands):

                                         June 30,          December 31,
                                         1997      1996    1996         1995
Gross Realized Gains
  U.S. Government and agency securities  $--       $1       $ 1         $ 4

Gross Realized Losses
  U.S. Treasury securities               $ 4       $1       $ 6         $--
  U.S. Government and agency securities    5        1         4          --
  Mortgage backed securities               3       --         2           5

                                         $12       $2       $12         $ 5

The scheduled maturities of debt securities available for sale at June 30, 1997 and December 31, 1996 are as follows (dollars in thousands):

                           June 30, 1997          December 31, 1996
                           Amortized     Fair     Amortized           Fair
                           Cost          Value    Cost                Value

Due in one year or less    $    --       $    --  $ 2,889             $ 2,883
Due in one to five years    15,331        15,313    8,743               8,718
Due in five years or more    3,733         3,721    1,482               1,476

                           $19,064       $19,034  $13,114             $13,077

Securities with a carrying value of $1.014 million and $499 thousand at June 30, 1997 and December 31, 1996, respectively, were assigned or pledged to secure public deposits, certain short-term borrowings, and for other purposes as required by law.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 5 - Loans

Loans at June 30, 1997 and December 31, 1996 consist of the following (dollars in thousands):

                                          June 30,       December 31,
                                          1997           1996
Commercial and agricultural               $12,366        $11,685
Real estate:
  Construction and land development         3,444          3,537
  Mortgage                                 18,722         17,198
Consumer                                    4,309          5,123

                                          $38,841        $37,543

Changes in the allowance for credit losses for the six months ended June 30, 1997 and 1996 and for the years ended December 31, 1996 and 1995 are as follows (dollars in thousands):

                                     Six Months Ended    Years Ended
                                     June 30,            December 31,
                                     1997       1996     1996            1995

Balance at beginning of period       $ 391      $ 334    $ 334           $ 318
Provision for credit losses            100         20       67              32
Charge-offs                            (15)       (10)     (10)            (16)

  Balance at end of period           $ 476      $ 344    $ 391           $ 334

The recorded investment in impaired loans was $106 thousand at June 30, 1997 and $137 thousand at December 31, 1996. At December 31, 1996, there were no commitments to lend additional funds to borrowers whose loans have been modified. There were no loans 90 days and over past due still accruing interest at December 31, 1996.

Maturity and repricing information for the Bank's loan portfolio at June 30, 1997 and December 31, 1996 are as follows (dollars in thousands):

                            June 30, 1997                               December 31, 1996
                            Fixed Rate       Floating Rate              Fixed Rate           Floating Rate
                            Maturing in      Repricing in    Total      Maturing in          Maturing in      Total
0 - 90 days                 $ 3,000          $8,004          $11,004    $ 4,812              $9,286           $14,098
91 - 365 days                 3,096              --            3,096      4,394                  --             4,394
1 year - 5 years             24,385              --           24,385     18,729                  --            18,729
5 years or more                 250              --              250        185                  --               185

                            $30,731          $8,004           38,735    $28,120              $9,286            37,406
Impaired loans                                                   106                                              137

                                                             $38,841                                          $37,543

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 6 - Premises and Equipment

The components of premises and equipment at June 30, 1997 and December 31, 1996 are as follows (dollars in thousands):

                                         June 30,       December 31,
                                         1997           1996

Land                                     $  471         $  471
Buildings                                 1,452          1,452
Equipment, furniture and fixtures         1,203          1,172
  Total cost                              3,126          3,095
Less accumulated depreciation             1,025            889

                                         $2,101         $2,206

Note 7 - Deposits

The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100 thousand, is approximately $6,797 thousand and $5,892 thousand at June 30, 1997 and December 31, 1996, respectively.

At June 30, 1997 and December 31, 1996, the scheduled maturities of certificates of deposit are as follows (dollars in thousands):

                         June 30,       December 31,
                         1997           1996

  1 year                 $17,838        $17,424
  2 years                  2,329          2,313
  3 years                    855            201
  4 years                    208            657
  5 years and over            32             22

                         $21,262        $20,617

Note 8 - Note Payable

The note payable is secured by land, and is payable at $415 monthly, including interest of 8%. Future principal maturities are as follows: 1997 - $1 thousand; 1998 - $1 thousand; 1999 - $2 thousand; 2000 - $2 thousand; 2001 - $2 thousand; and thereafter - $38 thousand.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 9 - Income Taxes

The components of the provision for income taxes are as follows for the six months ended June 30, 1997 and 1996 and for the years ended December 31, 1996 and 1995 (dollars in thousands):

                              Six Months Ended      Years Ended
                              June 30,              December 31,
                              1997        1996      1996        1995

  Current                     $ 112       $  58     $ 156       $  22
  Deferred (benefit)             --          --       (18)         19

  Income taxes                $ 112       $  58     $ 138       $  41

The effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at June 30, 1997 and December 31, 1996 follows (dollars in thousands):

                                                         June 30,   December 31,
                                                         1997       1996
Deferred Tax Assets
  Provision for loan losses                              $ 100      $ 100
  Unrealized loss on securities available for sale          15         13
  Deferred compensation                                      5          5
  Total deferred tax assets                                120        118

Deferred Tax Liabilities
  Depreciation                                              22         22
  Cash basis tax accounting                                 38         38
  Deferred loan fee income                                  54         54
  Market value adjustment                                    2          2
  Federal Home Loan stock dividends                         11         11
  Total deferred tax liabilities                           127        127

  Net deferred tax liabilities                           $   7      $   9

(continued)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 9 - Income Taxes (concluded)

The following is a reconciliation between the statutory and effective federal income tax rates for the six months ended June 30, 1997 and 1996 and for the years ended December 31, 1996 and 1995 (dollars in thousands):

                                            Six Months Ended June 30,
                                          1997                    1996
                                                   Percent of              Percent of
                                                     Pre-tax                 Pre-tax
                                         Amount      Income      Amount      Income

Income tax at statutory rate              $ 115          34.0%    $  61          34.0%
Increase (decrease) resulting from:
 Tax exempt income                           (1)          (.3)       (3)         (1.4)
 Other                                       (2)          (.5)       --            --

  Total income tax expense                $ 112          33.2%    $  58          32.6%

                                             Years Ended December 31,
                                           1996                    1995
                                                   Percent of              Percent of
                                                   Pre-tax                 Pre-tax
                                         Amount    Income        Amount    Income

Income tax at statutory rate              $ 146          34.0%    $  45          34.0%
Increase (decrease) resulting from:
 Tax exempt income                           (7)         (1.7)       --            --
 Other                                       (1)          (.2)       (4)         (3.1)

  Total income tax expense                $ 138          32.1%    $  41          30.9%


Note 10 - Related Party Transactions

At December 31, 1996 and 1995, certain officers and directors, or companies in which they have 10% or more beneficial interest, were indebted to the Bank in the aggregate amount of $1.548 million and $1.456 million, respectively. During 1996, $896 thousand of new loans and advances were made, and repayments totaled $804 thousand. During 1995, $1.219 million of new loans and advances were made, and repayments totaled $1.172 million.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 11 - Commitments and Contingencies

Financial Instruments with Off-Balance-Sheet Risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments is as follows (dollars in thousands):

                                June 30,     December 31,
                                  1997           1996

Commercial and agriculture        $3,347         $2,273
Real estate                        1,996          1,661
Credit cards                       1,443          1,308

                                  $6,786         $5,242

Outstanding commitments under letters of credit totaled $15 thousand and $151 thousand at June 30, 1997 and December 31, 1996, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 70% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

The Bank has agreements with commercial banks and the Federal Home Loan Bank for lines of credit totaling approximately $12 million, none of which was used at December 31, 1996. At June 30, 1997, the Bank had $1.8 million in Federal Home Loan Bank borrowings, due July 1, 1997, collateralized by unencumbered eligible collateral.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 12 - Concentration of Credit Risk

The Bank has credit risk exposure, including off-balance-sheet credit risk exposure, as disclosed in Notes 5 and 11. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The bank generally requires collateral on all real estate loans and typically maintains loan-to-value ratios of no greater than 75%.

Investments in state and municipal securities involve governmental entities within the Bank's market area. Letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of related borrowers in excess of $500 thousand.

The contractual amounts of credit related financial instruments such as commitments to extend credit, credit card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.


Note 13 - Stock Option Plans

Directors Plan

The 1990 Director Stock Option Plan grants an option to purchase 6,000 shares of common stock upon initial election to the Board of Directors at an exercise price equal to the fair market value of the common stock at the date of grant. Options are exercisable on a cumulative basis in annual installments of 33% each on the third, fourth and fifth anniversary of the date of grant. A total of 58,000 shares of the Company's common stock were reserved for option under this plan, of which 54,000 options at $5 per share were granted on June 13, 1990, to expire on June 13, 2005. Two thousand of these options have been exercised.

Employee Plan

In 1990, the Bank adopted a plan providing for granting certain key employees options to purchase common stock. Under the terms of the plan, options are incentive stock options (as defined in the Internal Revenue Code). The option price will be fair market value at the date of grant or a price determined by the Board of Directors, but not less than fair value. Pursuant to this plan, 60,000 shares are reserved for option as of December 31, 1996, of which 51,332 have been granted.


(continued)

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 13 - Stock Option Plans (continued)

The Company has adopted the disclosure-only provisions of SFAS No. 123, but applies APB Opinion No. 25 in accounting for its plans (see Note 2). If the Company had elected to recognize compensation cost for the stock options based on the fair value at the grant dates, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below (dollars in thousands except per share amounts):

                                       Six Months Ended       Years Ended
                                       June 30,               December 31,
                                       1997        1996       1996       1995

Net income:
 As reported                            $ 225       $ 120      $ 292   $  92
 Pro forma                                225         120        285      89

Primary earnings per share:
 As reported                            $ .32       $ .18      $ .43   $ .16
 Pro forma                                .32         .18        .42     .12

Fully diluted earnings per share:
 As reported                            $ .30       $ .17      $ .40   $ .14
 Pro forma                                .30         .17        .39     .11

The fair value of each option grant is estimated on the date of grant, based on the Black-Scholes option-pricing model and using the following weighted-average assumptions: dividend yield of 0.0% for all years; risk-free interest rates of 6.00%; and expected holding periods ranging from 6.5 to 9.5 years.

Presented below is a summary of the status of the Company's stock options and the related transactions for the six months ended June 30, 1997 and 1996, and for the years ended December 31, 1996 and 1995:

                                        Six Months Ended June 30,
                                        1997                   1996
                                                   Weighted                Weighted
                                                   Average                 Average
                                                   Exercise                Exercise
                                        Shares     Price       Shares      Price

Outstanding at beginning of period      103,332      $ 5.36    99,332      $5.13
Granted                                      --          --        --         --
Expired/forfeited                       (20,000)      (5.00)       --         --

  Outstanding at end of period           83,332        5.44    99,332       5.13

Options exercisable at period            77,332        5.29    97,332       5.03


(continued)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 13 - Stock Option Plans (concluded)

                                        Years Ended December 31,
                                       1996                  1995
                                                 Weighted               Weighted
                                                 Average                Average
                                                 Exercise               Exercise
                                      Shares     Price       Shares     Price

Outstanding at beginning of year       99,332     $ 5.13     100,332    $ 5.07
Granted                                 4,000      11.00       2,000     10.00
Expired                                    --         --      (3,000)     6.25

  Outstanding at end of year          103,332       5.36      99,332      5.13

Options exercisable at year-end        97,332                 96,664

The weighted average fair value of stock options, calculated using the Black-Scholes option-pricing model, granted during 1996 and 1995 was $4.54 and $4.12, respectively.

The following summarizes information about stock options outstanding at June 30, 1997 and December 31, 1996:

Options Outstanding
                             Weighted
                             Average
                             Remaining
Exercise       Number        Contractual        Number
Prices         Outstanding   Life               Exercisable

 $   5.00        95,332        3.7 years          95,332
     6.25         2,000        5.5 years           2,000
    10.00         2,000        8.7 years              --
    11.00         4,000        9.5 years              --

                103,332                           97,332


Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 14 - Profit Sharing Plan

The Bank's defined contribution profit sharing plan covers substantially all employees who have completed one year or more of service. Employees are eligible to defer up to 15% of their gross salary, with employer contributions to the Plan made at the discretion of the Board of Directors. The Bank's contribution for the six months ended June 30, 1997 and 1996 totaled $11 thousand and $10 thousand, respectively, and for the years ended December 31, 1996 and 1995 totaled $24 thousand and $20 thousand, respectively.


Note 15 - Deferred Compensation Agreement

In 1993 the Bank established a deferred compensation agreement with a director under which the director will defer his directors' fees. At retirement he will receive a benefit of $975 per month for 120 months. The accrued liability related to this agreement totaled $15 thousand and $11 thousand at December 31, 1996 and 1995, respectively. Expenses associated with this plan were $3 thousand and $2 thousand in the six months ended June 30, 1997 and 1996, respectively, and $4 thousand in both the years ended December 31, 1996 and 1995. The Bank has also purchased a whole-life insurance policy which may be used to fund benefits under the deferred compensation agreement.


Note 16 - Employee Stock Purchase Plan

Effective July 1, 1995, the Company adopted an employee stock purchase plan whereby eligible employees can purchase common stock at the lesser of the stock's fair market value at the beginning or ending of the plan year.
The aggregate number of shares reserved under this plan is 17,372 and 19,270 at June 30, 1997 and December 31, 1996, respectively. No employee can purchase more than 200 shares or common stock valued at more than $25 thousand in any plan year. In the six months ended June 30, 1997, 1,898 shares were issued at a price of $10 per share. In 1996, 730 shares were issued at a price of $10 per share. None were issued in 1995.


Note 17 - Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines of the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). Under the regulatory framework for prompt corrective action, the Bank must maintain minimum Tier 1 leverage, Tier 1 risk-based, and total risk-based ratios as set forth in the table.


(continued)

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 17 - Regulatory Matters (concluded)

As of December 31, 1996, the most recent notification from the Bank's regulator categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table (dollars in thousands).

                                                                                                       To be Well Capitalized
                                                                                                       Under Prompt
                                                                            Capital Adequacy           Corrective Action
                                                  Actual                    Purposes                   Provisions
                                                  Amount      Ratio         Amount           Ratio     Amount                 Ratio
June 30, 1997
  Tier 1 capital (to average assets):
   Consolidated                                   $5,547       8.66%        $2,561           4.00%            N/A               N/A
   Bank                                            4,942       7.78          2,541           4.00          $3,176              5.00%

  Tier 1 capital (to risk-weighted assets):
   Consolidated                                    5,547      13.23          1,677           4.00             N/A               N/A
   Bank                                            4,942      11.93          1,657           4.00           2,486              6.00
  Tier 2 capital:
   Consolidated                                    6,023      14.37          3,354           8.00             N/A               N/A
   Bank                                            5,418      13.08          3,314           8.00           4,143             10.00

December 31, 1996
  Tier 1 capital (to average assets):
   Consolidated                                   $5,304       9.15%        $2,316           4.00%            N/A               N/A
   Bank                                            4,776       8.33          2,995           4.00          $2,268              5.00%

  Tier 1 capital (to risk-weighted assets):
   Consolidated                                    5,304      13.14          1,614           4.00             N/A               N/A
   Bank                                            4,776      12.00          1,592           4.00           2,388              6.00
  Tier 2 capital:
   Consolidated                                    5,694      14.11          3,229           8.00             N/A               N/A
   Bank                                            5,142      12.92          3,185           8.00           3,981             10.00

Management believes, as of June 30, 1997 and December 31, 1996, that the Company and the Bank meet all capital requirements to which they are subject.

Restrictions on Retained Earnings

National banks can initiate dividend payments in a given year, without prior regulatory approval, equal to net profits, as defined, for that year plus retained net profits for the preceding two years. The Bank can distribute as dividends to the parent company approximately $726 thousand as of June 30, 1997.

Notes to Financial Statements
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 18 - Redeemable Stock

On June 25, 1995, the Company sold 140,000 shares of its common stock at a total offering price of $1.4 million ($10 per share). Exemption from Federal registration was claimed pursuant to the intrastate offering exemption, Sec. 3(a)(11) of the Securities Act of 1933. Exemption from State registration was claimed pursuant to the State existing shareholder exemption, RCW 21.20.320(11). In March 1996 it was discovered that 42,958 shares in this offering had been sold to purchasers who were not existing shareholders. As a result, the Company had a potential contingent liability for the sale of unregistered securities totaling $429 thousand, plus interest at 8% from the date of sale. The Company offered each purchaser who was not an existing shareholder the right of rescission to refund the amount paid for the stock plus interest from the date of payment. The proceeds from the sale of this stock plus accrued, unpaid interest, were recorded on the balance sheet at December 31, 1995 as redeemable stock.

As of September 17, 1996, the rescission offer expired with no shareholders accepting the offer; therefore, the redeemable stock was transferred to outstanding common stock.


Note 19 - Condensed Financial Information - Parent Company Only (Dollars in Thousands)

Condensed Balance Sheets - June 30, 1997 and December 31, 1996

                                                         June 30,   December 31,
                                                         1997       1996
Assets
  Cash                                                   $   23         $    7
  Investment in the Bank                                  4,897          4,714
  Investment in Mountain Real Estate Holdings, Inc.         503            503
  Due from subsidiaries                                      --            154
  Other assets                                              150             17

  Total assets                                           $5,573         $5,395


Liabilities and Shareholders' Equity
  Accrued liabilities                                    $   56         $  116
  Shareholders' equity                                    5,517          5,279

  Total liabilities and shareholders' equity             $5,573         $5,395

(continued)

Notes to Financial Statements
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 19 - Condensed Financial Information - Parent Company Only
(Dollars in Thousands) (concluded)

Condensed Statements of Income - Six Months Ended June 30, 1997 and 1996
 and Years Ended December 31, 1996 and 1995

                                                                                  Six Months Ended            Years Ended
                                                                                  June 30,                    December 31,
                                                                                  1997        1996            1996       1995
Operating Income/Bank
 Dividend from subsidiary                                                            $  75    $  --           $  60    $    --

Operating Expenses                                                                     (61)     (38)            (71)       (35)

 Income (loss) before income taxes and equity
 in undistributed income of subsidiaries                                                14      (38)            (11)       (35)

Income Taxes (Benefit)                                                                 (20)     (12)            (25)       (16)

 Income (loss) before equity in
 undistributed income of subsidiaries                                                   34      (26)             14        (19)

Equity in Undistributed Income of Subsidiaries                                         191      146             278        111

 Net income                                                                          $ 225    $ 120           $ 292    $    92
Condensed Statements of Cash Flows - Six Months Ended June 30, 1997 and 1996
 and Years Ended December 31, 1996 and 1995
Cash Flows from Operating Activities
 Net income                                                                          $ 225    $ 120           $ 292    $    92
 Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
     Amortization                                                                       23        1               3          3
     Equity in undistributed income of subsidiaries                                   (191)    (146)           (278)      (111)
     (Increase) decrease in receivable from subsidiaries                               154       42            (112)       (63)
     Other                                                                             (59)     (10)             86        108
 Net cash provided by (used in) operating activities                                   152        7              (9)        29

Cash Flows from Investing Activities
 Decrease in interest bearing deposit in the Bank                                       --       --              --         40
 Noncompete agreement                                                                 (155)      --              --         --
 Net cash provided by (used in) investing activities                                  (155)      --              --         40

Cash Flows from Financing Activities
 Cost of stock offering                                                                 --       --              --        (25)
 Proceeds from issuance of common stock                                                 19        7               7      1,450
 Stock options exercised                                                                --       --              --         10
 Investment in subsidiaries                                                             --       --              --     (1,505)
 Net cash provided by (used in) financing activities                                    19        7               7        (70)

 Net change in cash                                                                     16       14              (2)        (1)

Cash, Beginning of Period                                                                7        9               9         10

 Cash, end of period                                                                 $  23    $  23           $   7    $     9

Notes to Financial Statements
--------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries


Note 20 - Other Expenses

Other expenses include the following amounts which are in excess of 1% of the total of interest income and non-interest income for the six months ended June 30, 1997 and 1996 and for the years ended December 31, 1996 and 1995
(dollars in thousands):

                                      Six Months Ended       Years Ended
                                      June 30,               December 31,
                                      1997     1996          1996     1995

Marketing and advertising             $  12   $  13          $  61    $  63
Consulting                                1      24             61       45
Legal and accounting                     54      52             97       46
Regulatory assessments                   13      12             23       57
Data processing                         137     119            269      202
Office supplies and expenses             17      16             92       96
Business taxes                           34      30             62       56


Note 21 - Subsequent Event

On February 13, 1997, the Company entered into a settlement agreement with the Bank's former executive officer whereby the Company agreed to pay $186 thousand for a three-year noncompete agreement and other benefits. In addition, the executive agreed to forfeit stock options totaling 20,000 fully vested shares at an option price of $5 per share.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.   Indemnification of Directors and Officers

     The Bylaws of the Company provide that the Company will indemnify any individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

          (a) the individual acted in good faith; and

          (b) the individual reasonably believed:

               (i) in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interests; and

               (ii) in all other cases, that the individual's conduct was at least not opposed to its best interests; and

          (c) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

   The Company will not indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

          (a) in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation; or

          (b) in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

     The Company has a Directors' and Officers' Liability Insurance Policy which provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

Item 2.   Other Expenses of Issuance and Distribution

   The Registrant estimates that the expenses payable by it in connection with this Offering, as described in this Registration Statement, will be as follows:

                           SEC Registration fees                             $   400
                           Legal fees and expenses                           $40,000
                           Accounting fees and expenses                      $ 4,000
                           Printing expenses                                 $ 3,000
                           Miscellaneous                                     $ 2,600

                           Total Offering Expenses                           $50,000

Item 3.   Undertakings

          (a) The undersigned Registrant hereby undertakes:


              1. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

              (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

              (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

              (iii) Include any additional or changed material information on the plan of distribution.

              2. That, for the purpose of determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

              3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

          (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 4.   Unregistered Securities Issued or Sold Within One Year

         None.

Item 5.   Index to Exhibits

         See Exhibit Index on page II-5.

Item 6.   Description of Exhibits.

         See Exhibit Index on page II-5.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that the Registrant meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Enumclaw, State of Washington on September 23, 1997.

                                         MOUNTAIN BANK HOLDING COMPANY


                                         By:   /s/ Roy T. Brooks
                                            --------------------
                                            Roy T. Brooks, Chairman of the Board
                                            and Chief Executive Officer


                               POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roy T. Brooks and Steve W. Moergeli and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                                                             Capacity
----------------------------------------------------------------   ----------------------------------------------
   /s/ Roy T. Brooks                                               Chairman of the Board and Director
----------------------------------------------------------------
Roy T. Brooks                                                      (Principal Executive Officer)

   /s/ Sheila M. Brumley                                           Chief Financial Officer
----------------------------------------------------------------
Sheila M. Brumley                                                  (Principal Financial and Accounting Officer)

   /s/ Susan K. Bowen-Hahto                                        Director
----------------------------------------------------------------
Susan K. Bowen-Hahto

   /s/ Brian W. Gallagher                                          Director
----------------------------------------------------------------
Brian W. Gallagher

   /s/ Terry L. Garrison                                           Director
----------------------------------------------------------------
Terry L. Garrison

   /s/ Michael K. Jones                                            Director
----------------------------------------------------------------
Michael K. Jones

   /s/ Barry C. Kombol                                             Director
----------------------------------------------------------------
Barry C. Kombol

   /s/ Steve W. Moergeli                                           Director
----------------------------------------------------------------
Steve W. Moergeli

   /s/ John W. Raeder                                              Director
----------------------------------------------------------------
John W. Raeder

   /s/ Garrett S. Van Beek                                         Director
----------------------------------------------------------------
Garrett S. Van Beek

   /s/ Hans Rudy Zurcher                                           Director
----------------------------------------------------------------
Hans Rudy Zurcher


Dated:  September 23, 1997

                               INDEX TO EXHIBITS

Exhibit Number                                                Description
     2.1              Articles of Incorporation of Mountain Bank Holding Company, as amended*
     2.2              Bylaws of Mountain Bank Holding Company *
     4.1              Form of Subscription Agreement (Existing Shareholder)
     4.2              Form of Subscription Agreement (New Shareholder)
     6.1              Lease Agreement between The Company and its subsidiary, Mt. Rainier National Bank *
     6.2              1990 Stock Option Plan *
     6.3              1990 Director Stock Option Plan *
     6.4              1995 Employee Stock Purchase Plan *
    10.1              Consent of Independent Certified Public Accountants
    10.2              Consent of Legal Counsel (included in legal opinion - filed as Exhibit 11.1)
    11.1              Opinion of Graham & Dunn regarding legality of the securities covered by the Registration
                      Statement
    12.1              Form Letter to Shareholders
    12.2              Form Letter to Potential Investors

___________________
* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form 10-SB, Registration No. 000-28394.